Filed Pursuant to Rule 424(b)(4)
Registration No. 333-123921
PROSPECTUS

8,726,957 American Depositary Shares

China Techfaith Wireless

Communication Technology Limited

Representing 130,904,355 Ordinary Shares

          This is TechFaith’s initial public offering. TechFaith is offering 6,143,045 American Depositary Shares, or ADSs, and the selling shareholders identified in this prospectus are offering an additional 2,583,912 ADSs. Each ADS represents 15 ordinary shares.

          Currently, no public market exists for the ADSs or our ordinary shares. The ADSs have been approved for quotation on the Nasdaq National Market under the symbol “CNTF.”

          Investing in the ADSs and ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

	Per ADS	Total

Public offering price	US$16.2500	US$141,813,051
Underwriting discount	US$1.1375	US$9,926,913
Proceeds, before expenses, to TechFaith	US$15.1125	US$92,836,768
Proceeds, before expenses, to the selling shareholders	US$15.1125	US$39,049,370

          The underwriters may also purchase up to an additional 1,154,714 ADSs from certain of the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

          Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The ADSs will be ready for delivery on or about May 11, 2005.

Merrill Lynch & Co.

Merrill Lynch & Co.	Lehman Brothers

CIBC World Markets

The date of this prospectus is May 5, 2005

Software Design
Industrial Design
Hardware Design
Mechanical Design
TechFaithWireless

          You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone, including the selling shareholders, to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell these securities. The information in this prospectus is only accurate as of the date of this prospectus.

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Conventions That Apply to This Prospectus

          Unless the context otherwise requires, in this prospectus,

•	“we,” “us,” “our company,” “our,” and “TechFaith” refer to China Techfaith Wireless Communication Technology Limited and its subsidiaries;

•	“shares” or “ordinary shares” refers to our ordinary shares, “ADSs” refers to our American depositary shares, each of which represents 15 ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; and

•	“RMB” refers to Renminbi, the legal currency of China, and “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States.

          Unless otherwise indicated, information in this prospectus assumes that all of our outstanding convertible notes are converted into our ordinary shares pursuant to the terms of the notes, and all share numbers reflect the 1:50,000 share split that became effective on March 18, 2005. This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on December 31, 2004, which was RMB8.2765 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could result in foreign currency exchange losses” for discussions on the effects of fluctuating exchange rates on the value of our ADSs. On May 5, 2005, the noon buying rate was RMB8.2765 to US$1.00.

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PROSPECTUS SUMMARY

          You should read this summary together with the more detailed information regarding our company, the ADSs and the ordinary shares being sold in this offering and our financial statements and related notes appearing elsewhere in this prospectus.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

Overview

          We are one of the largest independent mobile handset design houses in China. We provide complete design services spanning the entire handset design cycle, which involves industrial design, mechanical design, software design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. We design GSM-based mobile handsets using major baseband technology platforms, such as those developed by Philips, Texas Instruments and Skyworks Solutions. We have recently begun developing mobile handsets for use on WCDMA and CDMA networks through cooperation with NEC and QUALCOMM. GSM, WCDMA and CDMA are different types of technical standards used in wireless communications. We have also begun to develop smart phones, which provide significant data capabilities in addition to the normal functions of a mobile handset. Our customers include leading Chinese mobile handset brand owners, such as Bird, Haier, Konka and Lenovo, and international mobile handset brand owners, such as Kyocera, Mitsubishi, NEC and UTStarcom.

          We conduct substantially all of our operations in China. Our strong technological capabilities, high-quality design services, strong customer relationships, strategic relationships with leading technology providers and ample skilled, low-cost engineering resources enable us to design a broad portfolio of mobile handsets at a competitive cost and with relatively short design cycles. From our inception in July 2002 to December 31, 2004, we had successfully designed 58 mobile handset models. We recorded net revenues of US$46.6 million and net income of US$18.2 million in 2004.

          We believe that we are well-positioned to capitalize on the opportunities presented by the growing trend among Chinese and international mobile handset brand owners to outsource the design function to independent design houses. Although business from Chinese mobile handset brand owners fueled our initial growth, international brand owners have contributed to an increasing portion of our net revenues. We intend to focus on winning more contracts from international customers and the leading Chinese customers.

Industry Background

          The global mobile handset market has expanded rapidly in recent years. According to International Data Corporation, or IDC, worldwide mobile handset shipments increased from 400 million units in 2000 to 514 million units in 2003 at a compounded annual growth rate, or CAGR, of 8.7%. IDC projects the annual shipment of mobile handsets to increase to 890 million units by 2008, or a CAGR of 8.2% from 2004.

          The global mobile handset market is characterized by the increasing demand for a wide variety of products with personalized features, shortened product life cycles, increasing competition and an accelerating rate of decline of selling prices of new mobile handsets.

          To remain competitive, mobile handset brand owners must aggressively seek ways to reduce their development and production costs and risks in order to maintain profitability, including outsourcing the design and manufacturing functions to independent service providers and introducing new products at a faster time-to-market. As a result, three major groups of independent handset service providers have emerged to serve mobile handset brand owners, namely, electronic manufacturing services providers, or EMS providers, original design manufacturers, or ODMs, and independent mobile handset design houses. EMS providers perform only manufacturing services. ODMs design products and manufacture in large volume those products selected by their customers.

          However, EMS providers and ODMs may not be able to address certain new and fundamental challenges that mobile handset brand owners face. Independent mobile handset design houses have emerged to enable mobile handset brand owners to meet these challenges, including the following:

•	increasingly complex product design and development process due to rapid, evolving technological changes and higher level of system integration requirements, especially for high-end mobile handsets;

•	need for accelerated product design and development cycles as a result of increasingly shortened product life cycles;

•	strong demand for more distinctive and innovative products to serve an increasingly segmented market; and

•	need to respond promptly to a discerning mobile handset market, where major retail outlets may carry many different mobile handset models.

          China has been a global center for the manufacturing of mobile handsets. An increasing number of participants in the mobile handset value chain, including mobile handset brand owners, EMS providers and ODMs, have established manufacturing facilities in China. As the world’s largest mobile handset market with approximately 269 million subscribers in 2003, China is also rapidly emerging as a global center for mobile handset design. Leading global mobile handset companies, such as Nokia, Motorola and Siemens, have substantially increased their research and development efforts in China in recent years and many independent mobile handset design houses have emerged in China.

Our Competitive Strengths and Challenges

          We are one of the largest independent mobile handset design houses in China. We have achieved our current leading position, in part, because of our following competitive strengths:

•	strong technological capabilities;

•	high-quality design services;

•	cost competitiveness;

•	strong customer relationships;

•	strategic relationships with leading technology providers; and

•	ample engineering resources.

          Our ability to realize our business objectives is subject to risks and uncertainties, including:

•	our limited operating history as a mobile handset design company;

•	our ability to effectively manage our growth;

•	possible decrease in demand for design services by mobile handset brand owners;

•	our ability to acquire and retain additional mobile handset brand owners as our customers; and

•	our ability to design new mobile handset models in a timely and cost-efficient manner to meet our customers’ demands.

Our Strategy

          Our goal is to create long-term shareholder value by enhancing our position as a leader in the mobile handset design industry. We believe that the growing outsourcing trend in the mobile handset industry represents a unique growth opportunity for us both in China and the global markets. We intend to pursue the following growth strategies to achieve our goal:

•	continue to strengthen our design capabilities;

•	target international and leading Chinese mobile handset customers;

•	broaden our strategic relationships in the mobile handset value chain;

•	continue to enhance our engineering resources; and

•	pursue selective strategic acquisitions.

Corporate Information

          We commenced operations in July 2002 through Techfaith Wireless Communication Technology (Beijing) Limited, or TechFaith China, formerly known as Beijing Techfaith R&D Co., Ltd., a limited liability company established in China. We created a holding company structure by incorporating Techfaith Wireless Communication Technology Limited, or TechFaith BVI, in July 2003. We incorporated TechFaith in June 2004. As part of a restructuring in anticipation of our initial public offering, TechFaith became our ultimate holding company when it issued shares in November 2004 in exchange for all the shares that our shareholders previously held in TechFaith BVI. TechFaith also issued convertible notes to its note holders on substantially the same terms as notes previously issued by TechFaith BVI to these note holders. The TechFaith BVI convertible notes were cancelled in connection with the restructuring. We conduct substantially all of our operations through the following subsidiaries in China:

•	TechFaith China, which designs primarily GSM-based mobile handsets based on a baseband platform licensed from Skyworks Solutions;

•	Techfaith Wireless Communication Technology (Beijing) Limited II, or TechFaith Beijing, formerly known as Beijing Centel Technology R&D Co., Ltd., which primarily designs GSM-based mobile handsets based on a baseband platform licensed from Philips;

•	Techfaith Wireless Communication Technology (Shanghai) Limited, or TechFaith Shanghai, formerly known as Leadtech Communication Technology (Shanghai) Limited, which primarily designs CDMA mobile handsets based on technology licensed from QUALCOMM; and

•	STEP Technologies (Beijing) Co., Ltd., or STEP Technologies, which primarily designs GSM-based mobile handsets based on a baseband platform licensed from Texas Instruments and WCDMA mobile handsets using technology licensed from QUALCOMM.

          Except for STEP Technologies, all of our subsidiaries in China are wholly owned. STEP Technologies is a joint venture between us and NEC. We and NEC own 70% and 30%, respectively, of the equity interest in STEP Technologies. We plan to establish a new wholly-owned subsidiary in Shenzhen, China in the near future.

          Our principal executive offices are located at 3/F M8 West, No. 1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 100016, People’s Republic of China. Our telephone number at this address is +(8610) 5822-8288. Our registered office in the Cayman Islands is located at M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066.

          Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.techfaithwireless.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the U.S. is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

The Offering

American Depositary Shares offered:

By TechFaith:	6,143,045 ADSs

By the selling shareholders:	2,583,912 ADSs

The ADSs	Each ADS represents 15 ordinary shares, par value US$0.00002 per share. The ADSs will be evidenced by American Depositary Receipts. To understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 265,000 ADSs to certain directors, officers, employees and associates of our company through a directed share program. These reserved ADSs account for an aggregate of approximately 3.0% of the ADSs offered in the offering.

ADSs outstanding immediately after the offering	8,726,957 ADSs.

Ordinary shares outstanding immediately after the offering	658,183,409 ordinary shares.

Use of proceeds	We intend to use the proceeds of this offering to expand our research and development efforts in developing mobile handsets using emerging technical standards, particularly CDMA 2000, CDMA-EVDO and WCDMA, and smart phones; acquire new premises in Beijing to build a dedicated research and development center and a mobile handset pilot production facility; expand our sales and marketing activities overseas; and fund working capital and for other general corporate purposes, including possible strategic acquisitions.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Proposed Nasdaq National Market symbol	CNTF.

          The number of ADSs and ordinary shares outstanding immediately after this offering:

•	is based upon 566,037,734 ordinary shares outstanding as of the date of this prospectus, assuming the conversion of all our outstanding convertible notes into 66,037,734 ordinary shares immediately prior to the completion of this offering; and

•	excludes 40,000,000 ordinary shares reserved for future issuance under our 2005 share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

          The following summary consolidated statement of operations data for the period from July 26, 2002, our date of inception, to December 31, 2002 and the years ended December 31, 2003 and 2004 and summary consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, those financial statements and related notes. Our audited financial statements have been audited by Deloitte Touche Tohmatsu and were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The following summary consolidated financial data should also be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	For the Period From
	July 26, 2002 to	For the Year Ended December 31,
	December 31,
	2002	2003	2004

	(In thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	$—	$9,677	$46,560
Gross profit	—	7,046	26,676
Operating expenses	(6)	(2,130)	(7,971)
(Loss) income from operations	(6)	4,916	18,705
Net income	$1	$4,956	$18,244
Net income per ordinary share
— Basic	$—	$0.02	$0.04

— Diluted	$—	$0.02	$0.03

Net income per ADS
— Basic	$—	$0.31	$0.55

— Diluted	$—	$0.31	$0.52

Shares used in per share computation
— Basic	—	242,465,753	500,000,000

— Diluted	—	243,074,581	551,823,942

	As of December 31,

	2002	2003	2004

	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$11	$7,699	$35,086
Accounts receivable	—	5,230	7,760
Inventories	—	732	5,030
Total assets	$3,618	$23,911	$67,542
Total current liabilities	$1,201	$8,324	$23,869
Convertible notes	$—	$4,000	$11,887
Derivative liability	$—	$—	$1,956
Minority interests	$—	$1,763	$1,740
Total shareholders’ equity	$2,417	$9,824	$28,090
Total liabilities and shareholders’ equity	$3,618	$23,911	$67,542

RISK FACTORS

          Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below together with the other information contained in this prospectus before making an investment decision. The trading price of our ADSs could decline due to any of these risks and you may lose all or part of your investment.

Risks Related to Our Business

Our limited operating history makes evaluating our business and prospects difficult.

          We commenced operations in July 2002 and completed our first mobile handset design project in September 2003. As a result, we have a limited operating history, which may not provide a meaningful basis for evaluating our business and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:

•	manage our growth effectively;

•	maintain our profitability or margin;

•	acquire and retain customers;

•	attract, train and retain qualified personnel;

•	maintain adequate control of our costs and expenses;

•	keep up with evolving industry standards and market developments; or

•	respond to competitive market conditions.

          If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

If we fail to effectively manage our growth and transition into a public company, our business may be adversely affected.

          We are a new company that has experienced rapid growth and expansion, which has strained, and continues to strain, our resources. Our staff increased from 311 as of December 31, 2003 to 890 as of December 31, 2004. We expect to expand our engineering team significantly in the near future in anticipation of the potential growth of our business. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our accounting and other internal management systems by dedicating additional resources to our reporting and accounting function, and improvements to our record keeping and contract tracking system. Further, as we become a public company, we will need to augment our support infrastructure because our information and control systems must enable us to prepare accurate and timely financial information and other required disclosure.

          All of these measures will require substantial management efforts. We cannot assure you that we will be able to implement the measures successfully or to effectively manage our growth and transition into a public company; any failure to do so may adversely and materially affect our business.

If mobile handset brand owners discontinue or reduce the use of independent mobile handset design houses, our business will be materially and adversely affected.

          The growth of our independent mobile handset design business depends substantially on the extent to which mobile handset brand owners outsource the mobile handset design function to independent mobile handset design houses like us, as opposed to designing mobile handsets themselves or through other third parties such as ODMs and EMS providers. Currently, some leading international mobile handset brand owners still design most of their mobile handsets in-house. If mobile handset brand owners discontinue or reduce the use of independent mobile handset design houses, our business will be materially and adversely affected.

If we fail to retain existing or attract additional international mobile handset brand owners as customers, our business will be materially affected and the growth of our business impaired.

          As international mobile handset brand owners offer high growth potential to our business, we believe that our future growth and success will depend substantially on the extent to which leading international mobile handset brand owners engage us to design their mobile handsets. Although international mobile handset brand owners such as Kyocera, Mitsubishi, NEC and UTStarcom have engaged us to design mobile handsets for them, we cannot assure you that any of them will continue to use us to design their new mobile handset models, nor can we assure you that we will be able to attract new international customers through our marketing efforts. If we fail to retain existing or attract additional international mobile handset brand owners as customers, our business would be materially affected and the growth of our business will be impaired.

If our customers fail to achieve success in their business, our mobile handset design business could be adversely affected.

          If any of our customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our design business. Accordingly, our success depends on our customers’ success in their business. Chinese mobile handset brand owners have historically accounted for most of our revenues. We are not certain whether these Chinese mobile handset brand owners will be able to achieve success in their business and how long they will remain competitive in their business even if initially successful. For example, the Chinese mobile handset brand owners are reportedly experiencing declining profitability due to intense competition from international brand owners and decrease in consumer demand. This could cause some of our Chinese customers to cut back on new model introductions or exit the market. Recently, there has been a rise in anti-Japanese sentiments in China with some calls to boycott Japanese products and businesses. If prolonged and intensified, this may adversely affect our Japanese customers’ sales in China and, in turn, adversely affect our business.

Defects in our designs could result in a loss of customers and claims against us.

          Our mobile handset designs are complex and must meet stringent quality requirements. Complex designs such as mobile handset designs sometimes contain defects, errors and bugs when they are first introduced. If any of our designs has reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged, and customers may be reluctant to continue to contract with us, which could harm our ability to retain existing customers and attract new customers. Because we cannot test for all possible scenarios, our designs may contain errors that are not discovered until mass production of mobile handsets. These problems may result in a loss of our customers as well as claims against us. For example, NEC once sought compensation from us due partly to defects in some third-party components we sourced and incorporated in a mobile handset model for NEC. NEC later acknowledged that the design defects were attributable to the third-party components and cancelled its claim against us in light of the new mobile handset models successfully designed by us. We cannot assure you that we will not be subject to new claims by NEC or other customers in the future, and if we fail on the merits of these claims, our business and results of operations could be materially and adversely affected.

We may experience earnings or margin declines or even net losses in the future.

          Although we have recorded net income since the end of 2002, we cannot assure you that we will sustain our level of profitability in the future. We expect to increase our operating expenses in anticipation of expected growth. As a result, any decrease or delay in generating additional revenues could materially and adversely affect our results of operations and result in substantial operating losses. In addition, competition from other independent mobile handset design houses and ODMs may force us to reduce our prices to maintain our competitive position. If we do not sustain or increase profitability or otherwise meet the expectations of securities analysts and investors, the market price of our ADSs will likely decline.

If we cannot keep up with industry standards and design new mobile handset models in a timely and cost-efficient manner to meet our customers’ demand, the growth and success of our business will be materially and adversely affected.

          The mobile handset market is characterized by changing end-user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. If we cannot design new mobile handset models in a timely and cost-efficient manner to meet our customers’ demand, the growth and success of our business will be materially and adversely affected.

          To date, we have derived most of our net revenues from the design and development of 2.5G mobile handsets based on the GSM/ GPRS technology. As the market for 2.75G and 3G mobile handsets develops, our existing and potential customers may increasingly demand 2.75G and 3G mobile handset designs. We have only recently begun to design 2.75G and 3G mobile handsets, and we do not have a proven track record in this market. We cannot assure you that our existing and potential customers will engage us to design 2.75G and 3G mobile handsets for them. Even if we receive orders for 2.75G and 3G mobile handset designs, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality and time to completion. Our failure to meet customer demand could hurt our reputation and affect our business and results of operation.

We rely on a limited number of customers for a significant portion of our net revenues, and if a large customer fails to place additional orders with us, or if we fail to attract additional major customers, our results of operations and financial condition could be materially and adversely affected.

          We have been dependent on a small number of customers to generate a significant portion of our net revenues. In 2003, our top three customers collectively accounted for approximately 88.2% of our net revenues, and each of Beijing Sunrise, Lenovo and NEC contributed more than 10% of our net revenues. In 2004, our top four customers collectively accounted for approximately 56.8% of our net revenues, and each of Lenovo and NEC contributed more than 10% of our net revenues. We do not have long-term contracts with any of our customers. Sales to our largest customers have varied from period to period due primarily to our relatively short period of operation and the relatively fast expansion of our customer base. Our largest customers are expected to vary significantly in the future as we aim to attract more international mobile handset brand owners as our customers.

          We expect that we will continue to rely on a small number of customers for a significant portion of our revenues in the foreseeable future. Our ability to maintain close relationships with these customers is essential to the growth and profitability of our business. If a major customer fails to place additional orders with us, or if we fail to develop additional major customers, our revenues could decline, and our results of operations and financial condition could be materially and adversely affected.

The mobile handset design market in China is highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.

          The mobile handset design market in China is intensely competitive and highly fragmented. We face competition from other independent mobile handset design houses in China, including Cellon, Shenzhen Jingwei, Shanghai Yiren and Shanghai Yuhua. We also face competition from independent mobile handset design houses based in other countries, to the extent we try to enter the markets that they are serving or they try to enter the mobile handset design market in China. In addition, we face current and potential future competition from established suppliers of wireless communications solutions to mobile device manufacturers, which may be in a position to design mobile handsets on their own. These suppliers include ODMs such as BenQ, Compal Communications and Arima Communications. Further, partly due to the low barriers of entry to our business, an increasing number of new players may enter the independent mobile handset design market in the near future. These new players may include independent mobile handset design houses that used to be affiliated with traditional mobile handset brand owners.

          Many of our current and potential competitors have significantly greater financial, technical, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete successfully against our current or future competitors.

If we lose our license for CDMA technology, we may not be able to obtain alternative licenses in a timely manner.

          We are dependent on QUALCOMM for CDMA-related technology we use in designing CDMA-based mobile handsets. Suspension or termination of our CDMA license agreement by QUALCOMM could adversely affect our business and prospects, because we may not be able to obtain alternative licenses in a timely manner to meet our customers’ demands.

We are subject to risks from customers’ claims for refund and liquidated damages.

          Our agreements with many customers contain refund and liquidated damages provisions, which entitle the customer to demand a refund and liquidated damages if we cannot complete a mobile handset design by the deadline or if the requisite certifications cannot be obtained. We cannot assure you that we will be able to successfully perform every customer contract, or that costs associated with refunds and liquidated damages will not be material.

We have not registered copyrights for our product designs and other intellectual property.

          We have not registered copyrights in China for any of our inventions, original works of authorship, developments and improvements relating to mobile handset designs. Under applicable PRC law, owners of copyrights may choose not to register copyrights and the non-registration does not constitute abandonment or deletion of the copyrights. However, under PRC law, if a third party infringes on our unregistered copyrights, we bear the burden of proving that we are the legitimate owner of these copyrights. We cannot assure you that we will prevail on our ownership claims if we encounter any infringements of our designs.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

          We rely on a combination of patent, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation, we may need to resort to court action to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

We may face intellectual property infringement and other claims that could be time-consuming and costly to defend and result in our loss of significant rights.

          Other parties may assert intellectual property infringement and other claims against us. Litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Parties asserting infringement claims may be able to obtain an injunction, which could prevent us from providing our services or using technology that contains the allegedly infringing intellectual property. Any intellectual property litigation could have a material adverse effect on our business, operating results or financial condition.

          In addition, our competitors may initiate litigation proceedings against us or our employees that may strain our resources, divert our management attention or damage our reputation. For example, CEC Wireless R&D Ltd., or CECW, brought an unfair competition proceeding against our former affiliate, Beijing Qidi Century Communication Technology Co., Ltd., or Beijing Qidi, and 18 of its employees who subsequently joined us in connection with our divestment from Beijing Qidi. We settled the litigation on behalf of Beijing Qidi and these 18 individuals in order to facilitate our divestment and the transfer of these employees to our company. See “Business — Legal Proceedings” for more details. We cannot assure you that similar proceedings will not occur in the future.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

          Our future success depends heavily upon the continued services of our senior executives, especially our Chief Executive Officer, Mr. Defu Dong. We rely on their experience in mobile handset design, business operations and selling and marketing and on their relationships with our shareholders and customers. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

          Several executives of our company, including our Chairman and Chief Executive Officer, Mr. Defu Dong, were involved in litigation, arbitration or administrative proceedings in the past. See “Business — Legal Proceedings.” Although we are not aware of any pending claims against us or our executives, any future litigation or administrative proceedings involving any of our key executives may result in diversion of management attention to our business, or damage to our reputation. In addition, if any of our executives joins a competitor or forms a competing company, we may lose our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

If we are unable to attract, train and retain skilled engineers, our business may be materially and adversely affected.

          Our future success depends on our ability to attract, train and retain additional skilled engineers. Our industry is characterized by high demand and intense competition for talent. We have experienced an approximately 20% annual attrition rate to date. We cannot assure you that we will be able to retain existing or attract and retain new skilled engineers whom we will need to achieve our strategic objectives. In addition, as we are still a young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

We experience fluctuations in quarterly operating results.

          Our quarterly operating results have fluctuated in the past and will likely fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including the demand for our design services, the amount of design fees and royalties our customers agree to pay us, the number of milestones we have achieved, the revenues recognized from completion of the design contracts with completion fees, the amount of time required for completion of design contracts, research and development expenses related to our preparation for the design of new mobile handset models, the rate of growth of leading international mobile phone brand owners’ outsourcing of the mobile phone design function, pricing pressure due to competition and shortage of component supplies. As a result, we believe that our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

Future acquisitions may have an adverse effect on our ability to manage our business.

          If we are presented with appropriate opportunities, we may acquire complementary technologies or companies. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new technologies and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

We have limited business insurance coverage in China.

          The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance for our operations in China. Any business disruption, litigation or natural disaster may result in substantial costs and diversion of our resources.

If we grant employee stock options and other share-based compensation in the future, our net income could be adversely affected.

          On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment, which requires a public company to recognize, as an expense, the fair value of stock options and other share-based compensation to employees at the beginning of the first annual or interim period after December 31, 2005. We have recently adopted a 2005 share incentive plan that allows us to grant options, restricted shares and other equity incentives to our employees. If such plan is adopted by our board of directors and approved by our shareholders, we could have significant compensation charges for the year beginning January 1, 2006 for options, restricted shares and other share-based compensation granted under the plan, and our net income could be adversely affected.

Risks Related To Doing Business in China

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

          Substantially all of our business operations are conducted in China. We also believe that a significant portion of the mobile handsets we design are sold to end users in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the Chinese government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the economic conditions in China, in policies of the Chinese government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the mobile handset industry. Such developments could materially and adversely affect our business, lead to reduction in demand for our services and materially and adversely affect our competitive position.

Our business benefits from certain tax incentives, and changes to these tax incentives could adversely affect our operating results.

          The Chinese government has provided various tax incentives to domestic high technology companies, including our Chinese subsidiaries, in order to encourage the development of technology companies. For example, as high technology companies operating in an approved technology development zone, our subsidiaries TechFaith China, Techfaith Beijing and STEP Technologies are each entitled to an enterprise income tax, or EIT, rate of 15%, compared to a standard EIT rate of 33%. This classification also had the effect of exempting TechFaith China, TechFaith Beijing and STEP Technologies from paying EIT for the first three years from the commencement of operation and reducing their EIT rates to 7.5% for the following three years. Our subsidiaries in China are also entitled to a business tax exemption relating to their income derived from any technology development agreement and technical transfer agreement which has been registered with the relevant government authority. There have been various tax reform proposals in China, and if any of these incentives are reduced or eliminated by government authorities in the future, the effective tax rates of our subsidiaries in China and our effective tax rates on a consolidated basis could increase significantly. Any such change could adversely affect our operating results.

Our subsidiaries in China are subject to restrictions on dividend payments, making other payments to us or any other affiliated company and borrowing or allocating tax losses among our subsidiaries.

          We are a holding company incorporated in the Cayman Islands. We conduct substantially all of our operations through our four subsidiaries in China. Current PRC regulations permit our subsidiaries in China to pay dividends only out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are each required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. In addition, current PRC regulations prohibit inter-company borrowings or allocation of tax losses among our subsidiaries in China. Further, if any of our subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Fluctuations in exchange rates could result in foreign currency exchange losses.

          Substantially all of our revenues are denominated in RMB, while a small portion of our cost of revenues is denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our cost of revenues and profit margins as well as our net income. In addition, these fluctuations could result in exchange losses and increased costs in RMB terms. Furthermore, as we rely entirely on dividends paid to us by our subsidiaries in China, any significant revaluation of the RMB may have a material adverse effect on the value of, and any dividends payable on our ADSs in foreign currency terms. If we decide to convert RMB we receive from our subsidiaries into U.S. dollars for the purpose of distributing dividends on our ordinary shares or for other purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. In addition, our currency exchange losses may be magnified by China’s exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

          Because substantially all of our revenues are denominated in RMB, any restrictions on currency exchange may limit our ability to use revenues generated in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

          The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice states that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also states that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of a PRC company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities.

          In April 2005, SAFE issued another public notice further explaining the January notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provides that failure to comply with the registration procedures set forth therein may result in a restriction on the PRC company’s ability to distribute profits to its offshore parent company. Pending the promulgation of detailed implementation rules, the relevant government authorities are reluctant to commence processing any registration or application for approval required under the SAFE notices. We have requested our relevant shareholders to complete the SAFE registration procedures as soon as practicable.

          As it is uncertain how the SAFE notices will be interpreted or implemented, we cannot predict how they will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operation and financial condition. In addition, if we decide to acquire a PRC company, we cannot assure you that we or the owners of such company, as the case may be, will be able to complete the necessary approval, filings and registrations for the acquisition. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

Uncertainties with respect to the Chinese legal system could adversely affect us.

          We conduct substantially all of our business through our subsidiaries established in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises and sino-foreign joint ventures. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Any prolonged recurrence of SARS or other adverse public health developments in China may have a material adverse effect on our business operations, financial condition and results of operations.

          In the first half of 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia known as SARS. The SARS outbreak damaged the economy of China as a whole. On July 5, 2003, the World Health Organization declared that SARS had been contained. Any recurrence of SARS or other adverse public health developments in China may have an adverse effect on our business operations, financial condition and results of operations. For instance, health or other government regulations may require temporary closure of our offices, which will severely disrupt our business operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS or any other epidemic.

Risks Related to this Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

          Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied for our ADSs to be quoted on the Nasdaq National Market. Our ordinary shares will not be listed on any exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

          The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

          The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the mobile handset market;

•	changes in the economic performance or market valuations of other mobile handset design houses;

•	performance of other China-based companies that are quoted on Nasdaq;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and U.S. dollar;

•	litigation related to our intellectual property or key employees; and

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs.

          In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

          The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering at the initial public offering price, you will therefore incur an immediate dilution of US$13.26 per ADS. See “Dilution.”

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

          We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market could cause the price of our ADSs to decline.

          Additional sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 658,183,409 ordinary shares outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining 527,279,054 ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lockup period beginning from the closing of this offering, subject to volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lockup period at the discretion of Merrill Lynch & Co. To the extent shares are released before the expiration of the lockup period and these shares are sold into the market, the market price of our ADSs could decline.

          In addition, certain holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of approximately 47.6 million shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

          Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will have the right to instruct the depositary as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

          We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

          Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and the majority of our directors and officers reside outside the United States.

          We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries in China. Most of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China to enforce or protect your rights under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may be unable to enforce a judgment against our assets or the assets of our directors and officers under the laws of the Cayman Islands and of China. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal monetary judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

          Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

          As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We have considerable discretion in the application of the net proceeds of this offering, and we may use the proceeds in ways with which you may not agree.

          Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We are controlled by a small group of our existing shareholders, whose interests may differ from other shareholders.

          The family trusts of our four senior officers beneficially own approximately 61.8% of the outstanding ordinary shares of our company, assuming the conversion of the outstanding convertible notes into ordinary shares, and will beneficially own approximately 53.0% of our outstanding ordinary shares immediately following this offering. Mr. Defu Dong, our Chairman and Chief Executive Officer, has sole power to vote on behalf of these trusts over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

We will incur increased costs as a result of being a public company.

          As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.

          We do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2005. Such characterization could result in adverse U.S. tax consequences to you if you are an U.S. investor. For example, if we are a passive foreign investment company, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will be subject to burdensome reporting requirements. However, we must make a separate determination each year as to whether we are a PFIC and we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2005 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were treated as a PFIC for any taxable year during which a U.S. holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. holder. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains many forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

          Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an emerging and evolving industry. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

          These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements relate to, among other things:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to design new models of mobile handsets; and

•	the expected growth of the mobile handset design market.

          You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

          You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

          We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and the estimated offering expenses payable by us, will be approximately US$89.1 million, based on the offering price of US$16.25 per ADS. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

          The principal purposes of this offering are to create a public market for our ordinary shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, fund proposed capital expenditures, raise capital and for other business purposes. We intend to use the net proceeds from this offering as follows:

•	approximately $45.0 million to expand our research and development efforts, such as building a state-of-the-art research laboratory for developing mobile handsets using emerging technical standards, particularly CDMA 2000, CDMA-EVDO and WCDMA, and smart phones, and an advanced testing laboratory;

•	approximately $15.0 million to acquire new premises in Beijing to build a dedicated research and development center and a mobile handset pilot production facility;

•	approximately $5.0 million to expand our selling and marketing activities and establish overseas offices in Asia, Europe and the United States; and

•	the balance to fund working capital and for other general corporate purposes, including funding further strategic alliances with wireless technology providers and key component suppliers as well as possible strategic acquisitions of quality mobile handset design houses that could complement our existing capabilities and business, although we are not currently negotiating any such transactions.

          We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering.

          Pending use of the net proceeds, we intend to place our net proceeds in short-term bank deposits.

DIVIDEND POLICY

          We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business.

          Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to the approval of our shareholders. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

CAPITALIZATION

          The following table sets forth our capitalization as of December 31, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of our convertible notes into 66,037,734 ordinary shares immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis to reflect the automatic conversion of all of our convertible notes, which will occur immediately upon the closing of this offering, and the issuance and sale of the 92,145,675 ordinary shares or 6,143,045 ADSs offered hereby, after deducting underwriting discounts, commissions and estimated offering expenses.

          You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands, except share data)
Long-term debt(1)	$13,843	$—	$—
Shareholders’ equity
Ordinary shares,
US$0.00002 par value, 50,000,000,000,000 shares authorized:
500,000,000 shares issued and outstanding (566,037,734 shares issued and outstanding on a pro forma basis) (658,183,409 shares issued and outstanding on a pro forma as adjusted basis)	$10	$11	$13
Additional paid-in capital	4,832	18,831	107,976
Accumulated other comprehensive income	47	47	47
Retained earnings	23,201	24,041	24,041

Total shareholders’ equity	28,090	42,930	132,077

Total capitalization	$41,933	$42,930	$132,077

(1)	Includes derivative liability of $1.96 million.

          As of the date of this prospectus, there has been no material change to our capitalization, as set forth above, without taking into account any change in the derivative liability component of long-term debt, which will be discharged upon the conversion of our convertible notes upon the closing of this offering.

DILUTION

          Our net tangible book value as of December 31, 2004 was approximately US$0.05 per ordinary share, or US$0.81 per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

          Without taking into account any other changes in such net tangible book value after December 31, 2004, other than to give effect to (i) the conversion of all of our convertible notes into ordinary shares, which will occur immediately prior to the closing of this offering, and (ii) our sale of the 6,143,045 ADSs offered in this offering, at the initial public offering price of US$16.25 per ADS and after deduction of underwriting discounts and commissions and estimated offering expenses, our adjusted net tangible book value at December 31, 2004 would have been US$0.20 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$2.99 per ADS. This represents an immediate increase in net tangible book value of US$0.12 per ordinary share, or US$1.88 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$0.88 per ordinary share, or US$13.26 per ADS, to purchasers of ADSs in this offering.

          The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$1.08 and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ordinary share	$1.08
Underwriting discounts and commissions and estimated offering expenses per ordinary share	$0.12
Pro forma net tangible book value per ordinary share	$0.08

Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$0.88

Amount of dilution in net tangible book value per ADS to new investors in the offering	$13.26

          The following table summarizes, on a pro forma basis as of December 31, 2004, the differences between the shareholders at our most recent fiscal year end and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares
	Purchased		Total Consideration		Average
					Price Per	Average
	Number		Amount		Ordinary	Price Per
	(in thousands)	Percent	(in thousands)	Percent	Share	ADS

Existing shareholders	566,038	86%	$18,842	15.9%	$0.03	$0.50
New investors	92,145	14	99,824	84.1	1.08	16.25

Total	658,183	100%	$118,666	100%

          As of the date of this prospectus, there are 40,000,000 ordinary shares available for future issuance under our 2005 share incentive plan. To the extent that any of these shares are issued, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

          We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

          However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

          Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

          Almost all of our current operations are conducted in China, and substantially all of our assets are located in China. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

          Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Guantao Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

          Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation. Civil liability provisions of the U.S. federal and state securities law permit punitive damages against us; however, according to Conyers Dill & Pearman, the Cayman Island courts would not recognize or enforce judgments against us to the extent the judgment is punitive or penal. It is uncertain as to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law would be determined by the Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

          Guantao Law Firm has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between

China and the country where the judgment is made or on reciprocity between jurisdictions. However, according to PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us if they determine such judgment violates the basic principles of PRC law or national sovereignty, security or public interest. So, it is uncertain whether a judgment obtained from a U.S. court under the securities law would be determined to be enforceable by courts in China.

SELECTED CONSOLIDATED FINANCIAL DATA

          The following selected consolidated financial data for the period from July 26, 2002 (date of inception) to December 31, 2002 and the years ended December 31, 2003 and 2004 and selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, those financial statements and related notes. Our audited financial statements have been audited by Deloitte Touche Tohmatsu and were prepared in accordance with U.S. GAAP. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Period
	From July 26, 2002	Year Ended December 31,
	to December 31,
	2002	2003	2004

	(In thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Design fees	$—	$7,947	$29,495
Royalty income	—	1,259	6,961
Component products	—	471	10,104

Total net revenues	—	9,677	46,560

Cost of revenues:
Design fees	—	2,260	10,951
Royalty income	—	—	725
Component products	—	371	8,208

Total cost of revenues	—	2,631	19,884

Gross profit	—	7,046	26,676

Operating expenses:
General and administrative	(6)	(968)	(4,771)
Research and development	—	(700)	(2,506)
Selling and marketing	—	(39)	(694)
Impairment of acquired intangible assets	—	(423)	—

Total operating expenses	(6)	(2,130)	(7,971)

(Loss) income from operations	(6)	4,916	18,705
Total other income (loss), net	7	40	(461)
Income taxes	—	—	—

Net income	$1	$4,956	$18,244

Net income per ordinary share
Basic	$—	$0.02	$0.04

Diluted	$—	$0.02	$0.03

Net income per ADS
Basic	$—	$0.31	$0.55

Diluted	$—	$0.31	$0.52

Shares used in per share computation
Basic	—	242,456,753	500,000,000

Diluted	—	243,074,581	551,823,942

	As of December 31,

	2002	2003	2004

	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$11	$7,699	$35,086
Accounts receivable	—	5,230	7,760
Inventories	—	732	5,030
Total assets	$3,618	$23,911	$67,542
Advance from customers	—	5,952	16,418
Total current liabilities	$1,201	$8,324	$23,869
Convertible notes	$—	$4,000	$11,887
Derivative liability	$—	$—	$1,956
Minority interests	$—	$1,763	$1,740
Total shareholders’ equity	2,417	9,824	28,090
Total liabilities and shareholders’ equity	$3,618	$23,911	$67,542

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations, the fulfillment of which is uncertain and subject to risks. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

          We are one of the largest independent mobile handset design houses in China. We provide complete design services spanning the entire handset design cycle, which involves industrial design, mechanical design, software design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. We achieved profitability in 2003 and in 2004. Our results have been driven by the growing trend among mobile handset brand owners to outsource the design function to independent design houses. From our inception in July 2002 to December 31, 2004, we successfully designed 58 mobile handset models. For the year ended December 31, 2004, we generated net revenues of US$46.6 million and net income of US$18.2 million.

          We commenced operations in July 2002 through TechFaith China. We signed our first mobile handset design contract in March 2003 and began to recognize revenues from our design services in June 2003. We created our current holding company structure through a series of transactions that resulted in TechFaith becoming the ultimate holding company in November 2004 when it issued shares in exchange for all the shares that our shareholders held in TechFaith BVI. We conduct substantially all of our operations through our subsidiaries in China.

          The mobile handset industry is characterized by shortened product life cycles, increasing competition, margin pressure for wireless handset brand owners and a growing trend toward outsourcing. We expect our business to be primarily driven by the growing mobile handset markets and the industry trend to outsource the handset design function. We also expect our future revenue growth to be driven by our design contracts from new international customers and top Chinese customers and the expansion of our service offerings to cover handsets for sale internationally.

          Our gross margins have varied since our inception and are expected to continue to vary as a result of a variety of factors. These factors include changes in the relative mix of our services and products and the terms at which we offer them. In order to maintain or improve our gross margin for our design services, we must reduce our unit cost through achieving greater economies of scale, particularly in the face of price pressures in a competitive market. We offer printed circuit boards, or PCBs, wireless modules and other component products principally at cost, plus a margin. We also assist customers in procuring handset testing equipment. We offer these products and services principally for strategic purposes at a margin lower than that for our design services. For example, we sell PCBs as a means of determining our customers’ handset sales for calculating royalty payments under arrangements discussed in “— Net Revenues” below. Accordingly, to the extent the contribution of component sales to our net revenues increases, our blended gross margin will correspondingly decrease, in the absence of any other change.

          We provide mobile handset design services to mobile handset brand owners. Our customers include leading Chinese mobile handset brand owners, such as Bird, Haier, Konka and Lenovo, and international mobile handset brand owners, such as Kyocera, Mitsubishi, NEC and UTStarcom. Although Chinese mobile handset customers accounted for most of our net revenues and fueled our initial growth, international brand owners have contributed to an increasing portion of our net revenues. We expect the revenue contribution from international mobile handset customers to increase rapidly as we focus our sales and marketing efforts to target international brand owners while retaining the top Chinese brand owners. A small number of customers have historically accounted for a substantial portion of our net revenues. In 2003, our top three customers collectively accounted for approximately 88.2% of our net revenues. In 2004, our top four customers collectively accounted for approximately 56.8% of our net revenues. Sales to our largest customers have varied from period to period due primarily to our relatively short period of operation and the continued expansion of our customer base. As international mobile handset brand owners offer high growth potential to our business, and Chinese mobile handset brand owners are reportedly experiencing declining profitability due to intense competition from international brand owners and decrease in consumer demand, we believe that our future growth and success will depend in part on the extent to which leading international mobile handset brand owners engage us to design mobile handsets for them. We expect that our largest customers will vary significantly in the future as we aim to attract more international mobile handset brand owners as our customers.

          Net Revenues. We derive our revenues primarily from mobile handset design services, and to a lesser extent, sales of wireless modules, PCBs and other component products for mobile handsets. Revenues from design services comprise of design fees and royalty income.

          We recognize design fees as revenues only when a pre-agreed milestone has been reached. In general, three milestones are identified in our design contracts with customers. When the mobile handset design receives the approval verifying its conformity with applicable industry standards, in the case of GSM-based handsets, the full type approval, or FTA, for its conformity with GSM standards, we achieve the first milestone with respect to the design. When the mobile handset design receives regulatory approval for its use in the intended country, in the case of China, a China type approval, or CTA, we achieve the second milestone. When the customer accepts the mobile handset design and is ready to begin mass production of mobile handsets based on our design, we achieve the last milestone, which we refer to as shipping acceptance, or SA. We generally charge a fixed price for our projects and recognize revenues based on percentage of completion of the project upon attaining pre-agreed milestones set forth in the agreement with the customer. We measure progress toward completion by reference to the total labor costs and direct project expenses incurred as of the time we reach a pre-agreed milestone, as compared to the total labor costs and direct project expenses we expect to incur for completing a design project through SA, the last milestone. We believe this measure of percentage of completion best reflects the value of the work completed as of the milestone. If actual labor costs and direct project expenses change after a milestone is reached, we adjust the cost of revenues for the period during which we know the facts that give rise to the change. If a milestone has not been reached, the associated cost is deferred and revenues are not recognized until the milestone has been achieved.

          Historically, we have entered into royalty arrangements with Chinese mobile handset brand owners, pursuant to which we charge a royalty in addition to the design fees described above as we retain the schematic design and PCB layout of the mobile handset we design. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured by a customer. Recently, we also entered into a royalty arrangement with one of our international customers, NEC, whereby NEC would pay us royalties at a variable rate based on the volume of mobile handsets manufactured by NEC in addition to the design fees paid to us. In addition, beginning from the fourth quarter of 2004, some of our component suppliers and technology providers agreed to provide commissions to us for the use of their components and technology in our designs, and we recognize such commissions as part of our royalty income when these component suppliers and technology providers confirm the amount of commissions.

          We recognize revenues from sales of wireless modules, PCBs and other electronic component products for mobile handsets upon delivery of these products to the customer. The customer orders component products it requires to manufacture mobile handsets from us. We then source the production of the component products from an outside supplier. We recognize revenues when the component products are delivered to the customer. We record the gross amounts billed to our customers as we are the primary obligor in these transactions. This is because we have latitude in establishing prices, are involved in the determination of the service specifications, bear credit risk and inventory risk and have the right to select the suppliers. We also assist certain customers in installing mobile handset testing lines and recognize revenues when these lines are installed.

          Our net revenues from design fees and royalty income reflect deductions from our gross revenues for local business taxes incurred by our subsidiaries in China. Each of our subsidiaries in China is subject to a local business tax at an effective rate of 5% on revenues generated from services provided in China. We may, upon application to and approval from relevant tax authorities, be eligible for full refunds of the business taxes to the extent they related to the revenue generated under technology development agreements and/or technical marketing agreements. We have applied for and received refunds in connection with the revenues generated under several of our mobile handset design contracts. Our net revenues from sales of wireless modules, PCBs and other component products reflect deductions from our gross revenues for value-added taxes incurred by our subsidiaries in China. We are required to pay value added tax, or VAT, at a rate of 17% of the gross sales proceeds received by our Chinese subsidiaries from such sales.

          Cost of Revenues. Cost of revenues for our design fees primarily consists of part of our engineers’ compensation and benefits for the period during which they are involved in any mobile handset design project, and to a lesser extent, product warranty expenses, costs of materials used in making handset prototypes and depreciation and amortization of intangible assets including technology licenses and royalty rights used in connection with our design services. Cost of revenues for our royalty income normally are minimal. However, we incurred cost of revenues for our royalty income in 2004 in connection with the royalty rights under the three mobile handset design contracts that Beijing Qidi assigned to us in connection with a litigation settlement. The royalty rights are fully amortized within 12 months. We owned a 49% equity interest in Beijing Qidi until our divestment in September 2003. Cost of revenues from our sales of wireless modules consists primarily of cost of materials used in making wireless modules, and to a lesser extent, compensation and benefits to our staff associated with the wireless module business. Cost of revenues from sales of PCBs and other component products consists of the cost of acquiring PCBs and other component products from third parties, and cost incurred in connection with our assisting customers in installing testing equipment and lines for the testing of handsets before shipment.

          Operating Expenses. Our operating expenses consist of general and administrative, research and development and selling and marketing expenses and expenses related to impairment of acquired intangible assets.

          General and Administrative. General and administrative expenses consist primarily of compensation and benefits of administrative personnel, lease expenses for occupancy associated with administration, travel and other expenses for general and administrative purposes, as well as costs for professional services, including legal and accounting services.

          Research and Development. Research and development expenses consist primarily of the portion of our engineers’ compensation and benefits not attributable to any mobile handset design project pursuant to a design contract, amortization of assets related to research and development, compensation and benefits to our engineers who are involved in the development of wireless modules, and lease expenses for occupancy associated with research and development.

          Selling and Marketing. Selling and marketing expenses consist primarily of expenses related to marketing and promotion activities, compensation and benefits for sales and marketing personnel and travel expenses of sales and marketing personnel. We expect our selling and marketing expenses to increase in absolute terms as we hire additional sales and marketing personnel and expand our selling and marketing network in Europe and North America to promote and sell our mobile handset design services.

          Impairment of Acquired Intangible Assets. Expenses related to impairment of acquired intangible assets represent the expenses we incurred in acquiring a technology for monochrome screen interface of mobile handsets in early 2003. We outsourced the development of this technology at the end of 2002 but ceased to use it in 2003 because advanced mobile handset-related technologies were adopted at a much faster pace in 2003 than what we had expected in 2002, which caused the technology for monochrome screen interface to become outdated in 2003.

          Income Taxes. Under the current laws of the Cayman Islands and British Virgin Islands where our holding company and intermediate holding companies are located, we are not subject to tax on our income or capital gains. In addition, our payment of dividends is not subject to withholding tax in these jurisdictions.

          Under the current laws of China, our subsidiaries in China are subject to state enterprise income tax, or EIT, at a rate of 33% on taxable income in China. TechFaith China, TechFaith Beijing and STEP

Technologies have all been classified by the Chinese government authorities as “new and high technology enterprises.” In addition, all of them are located in the special technology development zone in Beijing. As a result of these factors, they are entitled to a preferential EIT rate of 15% and a three-year exemption from EIT, followed by a 50% reduction in the EIT rate for the succeeding three years. TechFaith Shanghai is currently in the process of applying for the “new and high technology enterprise” status. Applicable laws and regulations in China specify certain financial and non-financial criteria for a company to be eligible for and maintain its status as a “new and high technology enterprise.” The status of our subsidiaries in China is re-assessed on a bi-annual basis.

Critical Accounting Policies

          We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenue and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

          Revenue Recognition. Our revenues are primarily derived from designing mobile handsets and we generate our revenues principally through design fees and royalty income.

          We recognize design fees in accordance with Statement of Position, or SOP, 97-2 because the software element of the handset has been deemed more than incidental for the handset design process taken as a whole. Accordingly, as prescribed by SOP 97-2, we recognize design fees revenues in accordance with SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” as the handset design process requires significant production, development or customization of software. SOP 81-1 provides that the percentage-of-completion method of revenue recognition is preferable in instances where reasonably dependable estimates exist. We believe that we are able to produce such estimates and to appropriately measure the amount of revenues to be recognized at the date each contractual milestone — FTA, CTA or SA — is achieved using the percentage-of-completion method of accounting. Consistent with SOP 81-1, we believe that an output measure, such as contract milestones, is most reflective of the manner in which we earn revenues under our design contracts. Accordingly, we recognize design fee revenues as each contractual milestone is met, based on the percentage of completion at each milestone by using input measures — labor hours and other relevant costs incurred through the date of milestone compared to the total labor hours and other relevant costs estimated to be incurred to complete the design project through the last milestone. We believe that these contractual milestones are significant and specific tasks that are outlined in the design contracts and provide our customers with the ability to review the project status. We also believe that this is more reflective of the design progress completed through the date of the milestone, as opposed to designating percentage of completion based on the amounts that become billable at the milestone.

          The customized mobile handset design process involves industrial design, mechanical design, software design, hardware design, component selection and sourcing, prototype testing and pilot production. It typically takes six to nine months to complete a mobile handset design project. We generally enter into a design contract with each customer with respect to a design project prior to the commencement of the project. On a periodic basis, management estimates the percentage of completion of each project to calculate the amount of revenues to be recognized when each project reaches a contractual milestone. Recognized revenues are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. Accordingly, any changes in our estimates would impact our future operating results.

          Our project and department managers have significant experience in the design and development of mobile handsets. The estimates deployed are based on their experience designing handsets. These are estimates and therefore contain a risk of change. In our experience, we have not experienced material adverse changes from period to period in calculating the percentage of completion.

Selected Quarterly Results of Operations

          The following table presents our unaudited consolidated selected quarterly results of operations for the eight quarters ended December 31, 2004. You should read the following table in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	Three Months Ended
	(unaudited)

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003	2004	2004	2004	2004

	(in thousands, except operating data)
Consolidated Statement of Operation
Net revenues:
Design fees	$—	$379	$1,230	$6,338	$4,099	$6,281	$9,123	$9,992
Royalty income	—	—	—	1,259	2,512	1,792	840	1,817
Component products	—	—	—	471	2,416	2,771	2,070	2,847

Total net revenues	$—	$379	$1,230	$8,068	$9,027	$10,844	$12,033	$14,656
Cost of revenues:
Design fees	$—	$282	$865	$1,113	$1,694	$2,540	$3,083	$3,634
Royalty income	—	—	—	—	181	181	182	181
Component products	—	—	—	371	1,997	2,217	1,914	2,080

Total cost of revenues	$—	$282	$865	$1,484	$3,872	$4,938	$5,179	$5,895
Gross profit	—	97	365	6,584	5,155	5,906	6,854	8,761
Operating expenses:
General and administrative	$(95)	$(42)	$(65)	$(766)	$(673)	$(1,304)	$(1,568)	$(1,226)
Research and development	(40)	(205)	(97)	(358)	(542)	(666)	(1,023)	(275)
Selling and marketing	(2)	(5)	(9)	(23)	(139)	(165)	(197)	(193)
Impairment of acquired intangible assets	(423)	—	—	—	—	—	—	—

Total operating expenses	$(560)	$(252)	$(171)	$(1,147)	$(1,354)	$(2,135)	$(2,788)	$(1,694)
(Loss) income from operations	(560)	(155)	194	5,437	3,801	3,771	4,066	7,067
Total other income (loss), net	(51)	(109)	155	45	35	310	(375)	(431)

Net (loss) income	$(611)	$(264)	$349	$5,482	$3,836	$4,081	$3,691	$6,636

Operating Data
Number of Handset Designs(1)	—	1	3	8	13	28	29	33

(1)	Represents the number of handset designs which contributed to the design fee revenues during the relevant quarterly period.

          Our net income (loss) fluctuated during the eight quarters ended December 31, 2004. Our total net revenues increased sequentially in each of these quarters, principally as a result of increases in design fee revenues during the period. Design fee revenues increased during each of the eight quarters except the quarter ended March 31, 2004. The decrease in design fee revenues in that quarter is principally attributable to the exceptionally high design fee revenues in the prior quarter, including a substantial amount of completion fee related to design contracts with two major customers. The decrease is also attributable to the higher amount of average design fee per project in 2003 as compared to 2004. Although average design fee per project decreased in 2004 primarily due to competition among independent wireless handset design houses in China, the number of milestones reached under our design contracts has increased as a result of an increased number of design projects and the shortened mobile handset design cycle.

          Design fee revenues were our primary source of revenues in each of the quarterly periods since we began operations. Design fee revenues for each quarterly period reflected the number of projects achieving design milestones and the relevant proportion of the value of the entire contract, based on a percentage of completion taking into account the amount of labor cost and expenses incurred for reaching the milestone during the quarterly period. The value per contract and the amount of time it takes to achieve the pre-agreed milestones vary, subject to the complexity of the design specified by the handset brand owners. We were in our development stage during the first and second quarters of 2003 and thus our operating expenses as a percentage of total net revenues for these two quarters were significantly higher than subsequent quarters. Since the third quarter of 2003, our operating expenses increased in amount sequentially in each of the quarters primarily due to our expanded business operations. We experienced some notable fluctuations in our result of operations for the quarter ended September 30, 2004. Our design fee revenues increased significantly to $9.1 million in the quarter ended September 30, 2004, and to $10.0 million in the quarter ended December 31, 2004, from $6.3 million in the quarter ended June 30, 2004 principally due to the substantial amount of design fee revenues, including completion fees that we generated from the design contracts with a major international brand owner. The decrease in our revenues from royalty income to $0.8 million in the quarter ended September 30, 2004 from $1.8 million in the prior quarter, is due to the timing difference in the recognition of royalty income related to several Chinese customers. Our revenues from royalty income increased to $1.8 million in the fourth quarter of 2004 primarily due to the commissions from some component suppliers. Our revenues from component products decreased to $2.0 million in the quarter ended September 30, 2004 from $2.8 million in the prior quarter as we decided to limit the growth of sales of our component products and focus more resources on the wireless handset design business. Our revenues from component products increased to $2.8 million in the fourth quarter of 2004 due to an increase of component products purchased by customers for use in the pilot production of mobile handsets that we designed for them. In the quarter ended September 30, 2004, our research and development expenses increased to $1.0 million from $0.7 million primarily as we invested more engineering resources in preparing for the design of CDMA-based wireless handsets after we entered into license agreements in March 2004 to develop CDMA-based handsets. Our general and administrative expenses increased substantially in the two quarters ended September 30, 2004 primarily because of the expenses incurred in connection with our preparation for a proposed listing of our ordinary shares on the Stock Exchange of Hong Kong which we subsequently abandoned.

          As most of our growth has occurred during the most recent quarters and because our quarterly results have fluctuated as described above, our operating results for any quarter are not necessarily indicative of results that may be expected for any future period. In particular, our operating results in any quarterly period may be affected by a number of factors, including those noted in “Risk Factors — Risks Related to Our Business — We experience fluctuations in quarterly operating results.”

Results of Operations

          The following table sets forth a summary of our consolidated statements of operations. Our business has evolved rapidly and significantly since we commenced operations in July 2002. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as being indicative of future performance.

	For the Period from	For the Year Ended
	July 26, 2002 to	December 31,
	December 31,
	2002	2003	2004

	(In thousands)
Consolidated Statement of Operations Data
Net revenues:
Design fees	$—	$7,947	$29,495
Royalty income	—	1,259	6,961
Component products	—	471	10,104

Total net revenues	$—	$9,677	$46,560

Cost of revenues:
Design fees	$—	$2,260	$10,951
Royalty income	—	—	725
Component products	—	371	8,208

Total cost of revenues	$—	$2,631	$19,884

Gross profit	—	7,046	26,676
Operating expenses:
General and administrative	$(6)	$(968)	$(4,771)
Research and development	—	(700)	(2,506)
Selling and marketing	—	(39)	(694)
Impairment of acquired intangible assets	—	(423)	—

Total operating expenses	$(6)	$(2,130)	$(7,971)

(Loss) income from operations	$(6)	$4,916	$18,705
Total other income (loss), net	7	(9)	(484)
Income taxes	—	—	—
Minority interests	—	49	23

Net income	$1	$4,956	$18,244

Period from July 26, 2002 to December 31, 2002

          We were founded in July 2002. For the period from our inception to December 31, 2002, we were a development stage company and did not sell any services or products. During this period, we were in the process of establishing our management structure and formulating our strategy and vision, and accordingly, did not generate any revenue.

          Design fees contributed to most of our revenues for all the periods presented in our consolidated financial statements. The following table sets forth the number of mobile handsets which contributed to our design fee revenues and the number of milestones we achieved in 2003 and 2004, respectively.

	2003	2004

Number of Handset Designs	9	58

Milestone

FTA	11	69
CTA	4	62
SA	3	55

Comparison of the Year Ended December 31, 2003 and the Year Ended December 31, 2004

          Net Revenues. Our net revenues increased substantially to US$46.6 million in 2004 from US$9.7 million in 2003. The increase was primarily attributable to a substantial increase in net revenues from design fees and, to a lesser extent, substantial increases in net revenues from component products and royalty income.

          Design Fees. Our net revenues from design fees increased substantially to US$29.5 million in 2004 from US$7.9 million in 2003 because of a significant growth of our wireless handset design service business. In 2003, a total of 9 handset designs contributed to our design fee revenues, 11 mobile handsets designed by us reached the FTA milestone, 4 mobile handsets designed by us achieved the CTA milestone and 3 mobile handsets designed by us achieved the SA milestone. In contrast, in 2004, a total of 58 designs contributed to our design fee revenues, 69 of our mobile handset designs achieved the FTA milestone, 62 of our mobile handset designs achieved the CTA milestone, and 55 of our mobile handset designs achieved the SA milestone. Our customer base expanded substantially in 2004. International customers such as Kyocera, Mitsubishi, NEC and UTStarcom engaged us to design mobile handsets, while eight of the top ten Chinese mobile handset brand owners were our customers in 2004.

          Royalty Income. Our royalty income increased substantially to US$7.0 million in 2004 from US$1.3 million in 2003. The increase was primarily attributable to the continuous completion of handset design projects throughout 2004, whereas we only began generating royalty income in the fourth quarter of 2003, after completing our first design project in September 2003.

          Component Products. Revenues from sales of our component products increased substantially to US$10.1 million in 2004 from US$0.5 million in 2003. The increase was primarily due to substantial increases in sales of PCBs to US$6.0 million in 2004 from US$0.4 million in 2003 and sales of other components for mobile handsets to US$4.1 million in 2004 from US$0.1 million in 2003.

          Cost of Revenues. Cost of revenues increased substantially to US$19.9 million in 2004 from US$2.6 million in 2003. The increase was primarily attributable to a substantial increase in cost of revenues for design fees and, to a lesser extent, substantial increases in cost of revenues for component products and royalty income.

          Design Fees. Cost of revenues for design fees increased substantially to US$11.0 million in 2004 from US$2.3 million in 2003, primarily as a result of increased compensation and benefits allocated to engineers who worked on design projects in 2004.

          Royalty Income. Our cost of revenues for royalty income was US$0.7 million in 2004. This cost related to amortization charges associated with our acquisition of certain intangible assets from Beijing Qidi in January 2004. We did not incur any cost of revenues for royalty income in 2003.

          Component Products. Cost of revenues for component products increased substantially to US$8.2 million in 2004 from US$0.4 million in 2003. The increase was due primarily to increases in cost of revenues of PCBs to US$5.0 million in 2004 from US$0.3 million in 2003 and cost of revenues of other components for mobile handsets to US$3.2 million in 2004 from US$0.1 million in 2003.

          Gross Profit. Our gross profit was US$26.7 million in 2004, compared to US$7.0 million in 2003, representing gross margins of 57.3% and 72.8%, respectively. The decrease in gross margin was primarily as a result of an increase in cost of revenues across all three categories of our revenues.

          Design Fees. Our gross profit for design fees was US$18.5 million in 2004, compared to US$5.7 million in 2003, representing gross margins of 62.9% and 71.6%, respectively. The decrease in gross margin was primarily the result of a decrease in the average design fee per project in 2004 as compared to 2003.

          Royalty Income. Our gross profit for royalty income was US$6.2 million in 2004, compared to US$1.3 million in 2003, representing gross margins of 89.6% and 100%, respectively. The decrease in gross margin was because we incurred cost of revenues for royalty income in 2004.

          Component Products. Our gross profit from the sale of component products was US$1.9 million in 2004, compared to US$0.1 million in 2003, representing gross margins of 18.8% and 21.2%, respectively. The decrease in gross margin was primarily the result of the increases in cost of revenues from PCBs.

          Operating Expenses. Operating expenses increased to US$8.0 million in 2004 from US$2.1 million in 2003. The increase was due to substantial increases in general and administrative expenses and research and development and, to a lesser extent, an increase in selling and marketing expenses.

          General and Administrative. General and administrative expenses increased to US$4.8 million in 2004 from US$1.0 million in 2003. The increase was due primarily to a substantial increase in our administrative personnel as we continued to grow our business, and to a lesser extent, an increase in rental costs as we leased new premises to accommodate our growth. The increase was also attributable to additional staff and rent expenses related to TechFaith Shanghai, which we formed in early 2004 to focus on developing mobile handsets based on the CDMA platform licensed from QUALCOMM.

          Research and Development. Research and development expenses increased to US$2.5 million in 2004 from US$0.7 million in 2003. The increase was due primarily to the hiring of additional engineers in anticipation of the growth of our wireless design service business, including 2.5G and 3G mobile handset designs based on the CDMA platform licensed from QUALCOMM.

          Selling and Marketing. Selling and marketing expenses increased to US$0.7 million in 2004 from US$39,000 in 2003. The increase was due primarily to the increase in our selling and marketing staff and activities as we expanded our efforts to market and sell our services.

          Impairment of Acquired Intangible Assets. In 2003, we recorded an impairment charge related to impairment of acquired intangible assets in the amount of US$0.4 million, or 19.9% of the total amount of operating expenses in 2003. This expense reflected the one-time write-off of the then carrying value of the monochrome screen interface technology we acquired and then discontinued to use in 2003. We did not incur any such expense in 2004.

          Total Other Income (Loss) Net. We incurred total other net income of US$0.5 million in 2004 as compared to total other net loss of US$9,000 in 2003, primarily due to the accrued interest expense and amortized discount related to the convertible notes issued in April 2004.

          Net Income. Our net income increased to US$18.2 million in 2004 from US$5.0 million in 2003 as a result of the cumulative effect of the foregoing factors.

Liquidity and Capital Resources

          The following table sets forth a summary of our cash flows for the periods indicated:

	For the Period from	Year Ended
	July 26, 2002 to	December 31,
	December 31,
	2002	2003	2004

	(In thousands of U.S. dollars)
Net cash (used in) provided by operating activities	(1,233)	8,716	25,809
Net cash used in investing activities	(2,368)	(8,395)	(8,112)
Net cash provided by financing activities	3,612	7,342	9,700
Effect of exchange rate changes	—	25	(10)
Net increase in cash and cash equivalents	11	7,688	27,387
Cash and cash equivalents at beginning of period	—	11	7,699
Cash and cash equivalents at end of period	11	7,699	35,086

          We have financed our operations through cash generated from our operating activities and private securities issuances. Prior to December 2003, we received capital contributions from former shareholders of TechFaith China. In December 2003, we received US$4.0 million from the issuance by TechFaith BVI of convertible notes to SeaBright, a strategic investor. The notes issued to SeaBright were canceled in connection with TechFaith BVI’s issuance of a total of US$14.0 million of convertible notes to four strategic investors, namely Intel, QUALCOMM, HTF 7 and SeaBright in April 2004. As of December 31, 2004, we had US$35.1 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and bank deposits with terms of three months or less. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next twelve months. We may, however, require additional cash resources beyond the next twelve months due to higher than expected growth in our business or other changing business conditions or future developments, including any possible investments or acquisitions. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

          The ability of our subsidiaries in China to convert RMB into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of relevant PRC government authorities. TechFaith is a holding company and has no present plan to pay any cash dividends on its ordinary shares in the foreseeable future. See “Dividend Policy.” Nor does TechFaith have any loans or any other outstanding debts. Each of our operating subsidiaries in China fulfils its own cash obligations. Accordingly, we believe that the impact of PRC foreign exchange regulations on TechFaith’s ability to meet its cash obligations is minimal.

          Operating Activities. Net cash provided from operating activities increased substantially to US$25.8 million in 2004 from US$8.7 million in 2003. The increase was due primarily to the increased operating income resulting from the significant increase in our wireless handset design service contracts and, to a lesser extent, to the significant increases in our component product sales and our royalty income.

          In connection with our design services, our customers typically pay us a portion of design fees immediately after the design contract is executed. We account such fees as advances from customers only until a pre-agreed milestone has been reached. Due to the increasing competition among mobile handset design houses, the percentage of the upfront design fees to the total design fees paid to us by our customers in connection with a mobile handset design project was smaller in 2004 as compared to 2003. As a result, the amount of advances from customers increased by 175.8% to US$16.4 million in 2004 from US$6.0 million in 2003 even though design fee revenues increased by 380.4% during the same period.

          Our accounts receivable amounted to US$5.2 million and US$7.8 million as of December 31, 2003 and 2004, respectively. Our inventories amounted to US$0.7 million and US$5.0 million as of December 31, 2003 and 2004, respectively.

          Investing Activities. Net cash used in investing activities decreased slightly to US$8.1 million in 2004 from US$8.4 million in 2003. Our investing activities in 2003 primarily consist of capital expenditures in connection with the purchase of software, machinery and equipment, offset by the US$1.2 million received from sale of our equity interest in Beijing Qidi. Our investing activities in 2004 primarily consist of the purchase of plant, machinery and equipment and the purchase of intangible assets for our mobile handset design business.

          Financing Activities. Net cash provided by financing activities increased by 32.1% to US$9.7 million in 2004 from US$7.3 million in 2003. Net cash provided by financing activities in 2004 primarily consisted of US$10.0 million from net issuance of interest-free convertible notes to three strategic investors in April 2004. Net cash provided by financing activities in 2003 primarily consisted of US$4.0 million from issuance of interest-free convertible notes to SeaBright and US$4.2 million from our shareholders as capital contribution to our subsidiaries in China, offset by our repayment of a short term loan in the amount of US$1.8 million to an unrelated party. In December 2003, we received US$4.0 million from issuance of convertible notes to SeaBright, a strategic investor. The notes issued to SeaBright were canceled and replaced with the new notes to SeaBright in connection with the issuance of a total of US$10.0 million of interest-free convertible notes to three additional strategic investors, namely, Intel, QUALCOMM and HTF in April 2004. Upon the completion of this offering, all convertible notes will be automatically converted into our ordinary shares.

          Our capital expenditures amounted to US$1.2 million, US$5.6 million and US$6.2 million in the period from our inception to December 31, 2002, 2003 and 2004, respectively. Our historical capital expenditure consisted principally of purchases of software, machinery, equipment and other items related to our mobile handset design services. We expect to incur capital expenditures totaling approximately US$38.0 million in 2005. We expect our capital expenditures in 2005 to primarily consist of the following:

•	approximately US$22.0 million to build a laboratory for developing mobile handsets using emerging technical standards, particularly CDMA 2000, CDMA-EVDO and WCDMA, and smart phones, as well as an advanced testing laboratory;

•	approximately US$11.0 million to acquire new premises to build a dedicated research and development center and a mobile handset pilot production facility in Beijing; and

•	approximately US$5.0 million to purchase additional software, machinery, equipment and other items necessary for our growing mobile handset design business.

Contractual Obligations

          The following table sets forth our contractual obligations as of December 31, 2004:

	Payment Due by Period

		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

	(In thousands)
Long-term debt obligations	$14,000	$—	$14,000	$—	$—
Operating lease obligations	1,628	694	849	85	—
Purchase obligations(1)	655	655	—	—	—

Total	$16,283	$1,349	$14,849	$85	$—

(1)	Purchase obligations relating to the purchase of plant, machinery and equipment.

          Other than the contractual obligations set forth above, we do not have any long-term commitments.

Off-Balance Sheet Arrangements

          We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. Our convertible notes are convertible into ordinary shares at the request of the holders thereof at any time. In addition, the outstanding convertible notes are redeemable by the note holders after April 16, 2007. Accordingly, we consider our convertible notes to be derivative financial instruments.

Inflation

          Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was (0.8)%, 1.2% and 3.9% in 2002, 2003 and 2004, respectively.

Quantitative and Qualitative Disclosures About Market Risk

          Interest Rate Risk. Our risk exposure from changes in interest rates relates primarily to the interest income generated by excess cash invested in short term bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been nor do we anticipate being exposed to material risks due to changes in interest rates.

          Foreign Exchange Risk. Substantially all of our revenues and substantially all our cost of revenues are denominated in RMB, with an immaterial portion of our cost of revenues denominated in the U.S. dollar. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks is limited and immaterial, fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our cost of revenues and profit margins. Furthermore, a decline in the value of US dollar could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries in China. To date, we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

          In May 2003, the Financial Accounting Standard Board, or FASB, issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statements of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and about the capital structure of entities all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on our financial position, cash flows or results of operations.

          In January 2003, FASB issued Interpretation Number, or FIN, No. 46, “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities,” or FIN 46-R, to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) special-purpose entities, or SPEs, created prior to February 1, 2003. We must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003, (ii) non-SPEs created prior to February 1, 2003. We are required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004, and (iii) all entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. Adoption of FIN 46-R did not result in an impact on the consolidated statement of financial position or results of operations.

          In December 2002, the Emerging Issue Task Force, or EITF, reached a consensus on EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliveries (that is, there are separate units of accounting). In other arrangements, some or all of the deliveries are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This issue addresses when, and if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This issue does not change otherwise applicable revenue recognition criteria. The guidance in this issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on our consolidated financial statements.

          In December 2003, the SEC issued Staff Accounting Bulletin No. 104, or SAB 104, “Revenue Recognition.” SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on our consolidated financial statements.

          In 2004, the EITF reached a consensus in EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on the consolidated statement of financial position or results of operations.

BUSINESS

Overview

          We are one of the largest independent mobile handset design houses in China. We provide complete design services spanning the entire handset design cycle, which involves industrial design, mechanical design, software design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. We design GSM-based mobile handsets using major baseband technology platforms, such as those developed by Philips AG, Texas Instruments, Inc. and Skyworks Solutions, Inc. We have recently begun developing mobile handsets for use on WCDMA and CDMA networks through cooperation with Wuhan NEC Mobile Communication Co., Ltd. and QUALCOMM Inc. We have also begun to develop smart phones, which provide significant data capabilities in addition to the normal functions of a mobile handset. Our customers include leading Chinese mobile handset brand owners, such as Ningbo Bird Co., Ltd., Haier Group, Shenzhen Konka Telecommunications Technology Co., Ltd., and Legend Mobile Communication Technology Ltd., or Lenovo, and international mobile handset brand owners, such as Kyocera Corp., Mitsubishi Corp., NEC and UTStarcom, Inc. From our inception in July 2002 to December 31, 2004, we had successfully designed 58 mobile handset models. In 2004, we generated net revenues of US$46.6 million and net income of US$18.2 million.

          We conduct substantially all of our operations in China. Our strong technological capabilities, high-quality design services, strong customer relationships, strategic relationships with leading technology providers and ample skilled, low-cost engineering resources enable us to design a broad portfolio of mobile handsets at a competitive cost and with relatively shorter design cycles.

          We believe that we are well-positioned to capitalize on the opportunities presented by the growing trend among Chinese and international mobile handset brand owners to outsource the design function to independent design houses. Although business from Chinese mobile handset brand owners fueled our initial growth, international brand owners have contributed to an increasing portion of our net revenues. We intend to focus on winning more contracts from international customers and the leading Chinese customers.

Industry Background and Trends

          Large and Rapidly Growing Mobile Handset Market. The global mobile handset market has expanded rapidly in recent years. According to IDC, worldwide mobile handset shipments increased from 400 million units in 2000 to 514 million units in 2003 at a CAGR of 8.7%. Mobile handset shipments increased by 28.5% to 660 million units in 2004, driven mostly by increased demand for handsets with color displays and camera functions. IDC projects the annual shipment of mobile handsets to increase to 890 million units by 2008, or a CAGR of 8.2% from 2004, driven by the growth in both new subscription and replacement markets.

          The number of new subscribers in developing markets, such as the Asia Pacific and Eastern Europe, continues to grow. IDC projects the number of wireless subscribers in the Asia Pacific to grow from 563 million in 2004 to 896 million in 2008 at a CAGR of 12.3%. IDC also expects the mature markets, such as the U.S., to continue to grow, but at a slower pace. IDC estimates the number of subscribers in the U.S. and Western Europe will grow to 260 million and 308 million in 2008, or at CAGRs of 5.5% and 1.9% from 2004, respectively. Japan and South Korea are also expected to experience limited growth of new subscribers because of their high mobile phone penetration rates.

          In mature markets where the growth of the number of new subscribers is slower, demand for mobile handsets is primarily driven by existing subscribers upgrading and replacing their current handsets. According to IDC, mobile handset users are expected to replace their current handsets every 18 to 30 months in 2005 and beyond. The upgrade and replacement trend partly results from the introduction of handsets with advanced features, such as video communication, data services, mega-pixel cameras, high quality color display, music players, games and other consumer-oriented multimedia features, as hardware and software technologies continually evolve.

          China is the world’s largest mobile handset market. According to IDC, annual mobile handset shipments in China increased at a CAGR of 181.9% from four million units in 2000 to 99 million units in 2003 and are expected to increase to 103 million units by 2008. This growth is attributable to the rapid increase of subscribers of wireless services. From 2000 to 2003, the number of subscribers grew at a CAGR of 44.7%. According to the International Telecommunications Union, the number of mobile handset users in China reached 269 million in 2003, surpassing the number of fixed-line subscribers of 263 million. However, in 2003, China’s mobile handset penetration rate is still relatively low at 21%, compared to 54% in the U.S., 68% in Japan and 69% in South Korea. Therefore, there is a greater potential for growth in China than in the mature markets. Based on IDC’s forecast, the annual net addition of the number of mobile handset subscribers in China will range from 37 million to 56 million during the period from 2005 to 2008, driving the total subscribers in China to 506 million in 2008.

          Mobile Handset Design and Manufacturing Value Chain. The following chart illustrates the typical mobile handset design and manufacturing value chain:

          It typically takes nine to eighteen months to complete the entire mobile handset value chain for each new mobile handset model developed. The value chain starts from product definition whereby the desired functions, basic technical specifications and key component selection and sourcing for a mobile handset are determined. Based on the product specifications, a comprehensive design solution, both for hardware and software, will be developed to achieve all the desired functions and features with satisfactory quality and the lowest possible cost. The design process also includes industrial design of the handset’s look and feel. The hardware design typically includes schematic design and PCB layout. The software design consists of the design of operating systems, middleware, man-machine interface, or MMI, surface user interface, or SUI, and wireless applications. Meanwhile, the industrial design will be implemented for the look and feel of the handset. After the design is completed, suppliers of mobile handset components, which mainly include PCBs, integrated circuits, or ICs, passive components, liquid crystal displays, or LCDs, batteries, receivers and microphones, plastic enclosures, antenna and keyboards, will ship these components to the manufacturing facilities of ODMs, EMS providers or in-house manufacturing sites of mobile handset brand owners for production.

          The manufacturing process consists of assembly, customer specific software configuration, testing and retail packaging. Depending upon the different manufacturing approaches adopted, the entire manufacturing process can be broken down into several steps and performed by different parties. For example, sometimes a mobile handset brand owner would ask an EMS provider to perform sub-assembly which is to assemble the PCB and the key components. The EMS provider will then ship the sub-assembled product back to the brand owner’s facilities for final assembly, software configuration, specific packaging, and various types of testing. The finished product will usually be delivered from the mobile handset brand owner’s place or from the ODMs/ EMS providers to telecommunications service operators or different types of distribution channels for sale to end users. Typically distributors will perform after-sale services with the support from mobile handset brand owners.

          Key Trends and Characteristics of Current Mobile Handset Industry. We have observed the following three key industry trends and characteristics:

          Shortened Product Life Cycle of Mobile Handsets. The product life cycle of mobile handsets has been significantly shortened compared to the recent past. To succeed in the fast evolving market, mobile handset brand owners have to constantly and rapidly introduce new handsets with enhanced look and feel and functionality to the market. The following two factors primarily contributed to the shortened product life cycle of mobile handsets.

•	Increasing Demand for Variety of Products with Personalized Features. More consumers, particularly the younger generation, view mobile handsets as fashion accessories and accordingly, prefer customized and distinctive mobile handset products. On the other hand, wireless telecommunications operators begin to offer more data and other value-added services. As a result, more functions and features need to be built into a mobile handset with better look and feel across different markets and product segments, making product development more technologically challenging. In addition, given the intensifying competition among mobile handset brands, mobile handset brand owners have to offer consumers a choice of many models to maintain or increase their market shares.

•	Continual Evolution of Wireless Technologies. Wireless technologies have been continually evolving at a rapid pace. Most mobile handsets are currently based on 2G wireless technology, using three common standards — GSM, CDMA and TDMA. 2G networks use a relatively low bandwidth and only permit voice communications. 2.5G technology enables wireless data communication based on the common standards including GPRS (GSM) and CDMA 1X (CDMA). 2.5G technology enables mobile handsets to offer more features, such as Internet access through mobile phone (WAP) and multimedia messaging (MMS). Bridging between 2.5G and 3G, 2.75G technology allows data transmission speed of up to 384Kbps through EDGE (GSM) and the upgrade of 2.5G CDMA 1X networks (CDMA). This enhanced data speed extended the service scope of current wireless infrastructure before the new 3G networks are deployed. 3G has been introduced in parts of Asia and Europe. 3G allows a significantly higher data transmission speed at a maximum of 2 to 2.5 Mbps, which enables users to access more features or applications, such as online mobile gaming and video communication or downloading. The current standards for 3G are WCDMA/ UMTS, CDMA 2000, TDS-CDMA and CDMA-EVDO.

          Increasing Competition. Competition in the global mobile handset market has become increasingly intense as more players enter the market. According to IDC, the collective worldwide market share of the top three mobile handset brand owners, namely Nokia, Motorola and Samsung, was 60.2% and 60.4% in 2003 and 2004, respectively. If these top players fail to keep up with technology developments and introduce new, competitive products with fast time-to-market, they may not be able to maintain their leading position.

          In the past, the global markets were dominated by mobile handset players based in Europe, the U.S. or South Korea. However, Japanese players have become increasingly aggressive in expanding their mobile handset businesses beyond Japan. Such players include Kyocera, Mitsubishi, NEC, Panasonic and Sanyo.

          The competition in the mobile handset market in China is also intense. While international mobile handset brand owners have been striving to gain market share, new Chinese mobile handsets are continually being introduced to the market. According to IDC, the number of Chinese mobile handset brand owners increased from 27 in 2000 to 39 in 2003 and their collective market share in China increased from 6.4% in 2000 to 55.0% in 2003.

          Greater Margin Pressure for Mobile Handset Vendors. The rate of decline of the selling prices of new mobile handsets after their launch has accelerated as new handsets with advanced features and different look and feel are continually being launched in the market. To stay competitive, mobile handset brand owners must constantly introduce new handsets with new or advanced features but expect to sell them in lower volumes for each model. The increases in selling and marketing expenses as well as in product development and manufacturing costs have resulted in greater pressure on the profit margins of mobile handset brand owners. Mobile handset brand owners are therefore aggressively seeking ways to reduce their overall cost structure to maintain profitability.

          Growing Trend toward Outsourcing. Mobile handset brand owners traditionally perform all the functions across the entire mobile handset value chain from handset design and manufacturing to marketing and distribution. In response to developments in the mobile handset industry, mobile handset brand owners increasingly outsource the design and manufacturing functions to independent service providers to reduce development and production costs and risks, and to introduce more new handsets at a faster time-to-market. As a result, three major groups of independent handset service providers have emerged to serve mobile handset brand owners, namely, ODMs, EMS providers and independent mobile handset design houses.

          Mobile handset brand owners generally engage EMS providers to perform only manufacturing services and typically do not expect them to bear product development and inventory risks. ODMs typically design products based on their own perceptions of the market trend and end users’ demands and/or preferences and expect that some of their designs will be selected by mobile handset brand owners for large volume production. Therefore, in most cases, ODMs have to bear both product development and inventory risks.

          Emergence of Independent Mobile Handset Design Houses. Mobile handset ODMs and EMS providers help brand owners reduce overall cost of production and offload capital and fixed assets investment requirements. In addition, ODMs also help brand owners reduce product development costs and risks. However, mobile handset brand owners face new and fundamental challenges that traditional ODMs and EMS providers may not be able to address effectively, such as:

•	increasingly complex product design and development process due to rapid, evolving technological changes and higher systems integration requirements;

•	need for accelerated product design and development cycles as a result of increasingly shortened product life cycles;

•	strong demand for more distinctive and innovative products to serve an increasingly segmented market; and

•	need to respond promptly to a discerning mobile handset market, where major retail outlets may carry many different mobile handset models.

          It requires significant design and development resources to address the above challenges. However, it is costly for mobile handset brand owners to maintain sizeable in-house design and development teams especially in an increasingly price-sensitive market. They need to rely on third-party service providers to resolve the issues facing them. EMS providers cannot address these challenges due to their manufacturing focus. Traditional mobile handset ODMs that concentrate on and generate revenues mainly from large volume production of fewer models are not well suited to address these challenges, either. With limited design and development resources, a typical ODM generally develops products based on a very limited number of baseband platforms to serve a small number of brand owners. The limited design resources and the manufacturing-focus business model also make it difficult for a typical ODM to keep up with the rapid, evolving technological changes and the increasing demand for product variety. As a result, independent handset design houses have emerged to assist mobile handset brand owners in meeting these challenges, which cannot otherwise be effectively addressed by ODMs, EMS providers or by mobile handset brand owners themselves.

          China has been a global center for the manufacturing of mobile handsets. An increasing number of participants in the mobile handset value chain, including mobile handset brand owners, ODMs and EMS providers, have established manufacturing facilities in China. As the world’s largest mobile handset market with approximately 269 million subscribers in 2003, China is also rapidly emerging as a global center for mobile handset design, as evidenced by the fact that global leading mobile handset companies, such as Nokia, Motorola and Siemens, have substantially increased their research and development efforts in China in recent years, as well as the emergence of many independent mobile handset design houses in China.

Our Competitive Strengths

          We are one of the largest independent mobile handset design houses in China. We have achieved our current leading position, in part, because of our competitive strengths described below.

          Strong Technological Capabilities. We are capable of designing mobile handsets based on a broad range of wireless communication standards and baseband platforms. Our design services include mainly industrial and mechanical design, hardware design and software design. We also provide testing and production support services to our customers. Based on our knowledge of the mobile handset industry in China, we believe that we are currently the only independent mobile handset design house in China capable of designing GSM-based and CDMA-based handsets across 2G, 2.5G, 2.75G and 3G standards. In addition, most of our senior design engineers have substantial experience and know-how in handset manufacturing, which in turn allows us to ensure the manufacturability of the products we design.

          Our technological strength is evidenced by our extensive customer base, which includes international mobile handset brand owners, such as Kyocera, Mitsubishi, NEC and UTStarcom. Partly because of our technological strength, NEC has established a joint venture with us for the joint development of 3G mobile handsets for the global market. Our strong technological capabilities have enabled us to reduce our product design and development cycle time from an average of eight to twelve months in 2003 to an average of five to eight months in 2004. We believe that our strong technological competency is a considerable competitive advantage, because customers, especially international brand owners, generally only engage design houses with strong track records and superior technological strengths.

          High-Quality Design Services. One of the most critical factors for our success is our commitment to offering high-quality design services to our customers. We have developed a systematic and modularized design process that incorporates a rigorous quality control mechanism. We have also trained our engineers to specialize in defined, concrete steps of the design process in order to improve efficiency and productivity, achieve high quality standards in every aspect of the design process, and minimize potential disruption from staff turnover.

          We base our software design process on CMM2, which provides a framework for software development process improvement and overall project management. We are in the process of obtaining CMM3 certification, a more advanced software process management certification. In addition, we have obtained ISO9000 certification for our design process and quality control mechanism. We are building a new, state-of-the-art testing center in Beijing that would enable us to perform advanced and comprehensive tests widely adopted in Asia, Europe and the U.S., and further ensure that the quality of our designs meets global standards.

          Cost Competitiveness. We provide cost-competitive design services through leveraging our location in China and the economies of scale we have achieved. Substantially all of our design engineers are recruited and based in China and the cost of skilled engineers in China is still lower than those of more developed countries. The average monthly salary and compensation of a new engineering graduate hired by us is US$500. In addition, China has become the global center for the manufacture and testing of electronics products, such as mobile handsets. Substantially all of our current customers are located in China and most of our existing and targeted international mobile handset customers have established manufacturing facilities in China. Our geographic proximity to most of our customers and to the manufacturing facilities enables us to maintain our service cost structure at a competitive level.

          Having successfully designed a large number of handset models, we have achieved significant economies of scale compared to the in-house design resources of mobile handset brand owners and ODMs, as well as to smaller independent mobile handset design houses. We have leveraged our large scale to source components at a lower price for our customers. We have also reduced the unit product development cost through applying the common designs we developed and own, as well as the design experience we accumulated, to as many new design projects as possible.

          Strong Customer Relationships. We are an early entrant to China’s independent mobile handset design industry with a proven track record in designing a broad portfolio of mobile handsets that support different baseband platforms and industry standards. Eight out of ten of the leading Chinese mobile handset brands, according to their mobile handset shipment volumes in 2003, have engaged us to design mobile handsets for them. International mobile handset brands, such as Kyocera, Mitsubishi, NEC and UTStarcom, have also contracted us to design mobile handsets for them. Mobile handset players generally are reluctant to change their independent design service providers especially if their existing design houses continue to provide satisfactory design services, because it is time consuming, taking typically six to twelve months, to qualify an independent design house. In addition, working with new or untested design houses may expose mobile handset brand owners to the significantly higher risk of delay or failed product launches if such design houses cannot develop products timely and successfully. Given our successful track record, we believe that our current customers will continue to use our design services, and we will be able to continue to attract new customers.

          Strategic Relationships with Leading Technology Providers. As the mobile handset industry is characterized by rapid technological changes, it is essential for us to keep abreast of and have access to the latest technologies by working closely with the world’s leading technology and platform providers, which we believe also want to work closely with us to promote their respective solutions, especially for the China market. Partly because of our successful track record and our leading position, we are the first independent mobile handset design house in China to obtain a license from QUALCOMM to use its CDMA technology and patent to develop CDMA mobile handsets across all generations of wireless communications standards. Currently, we are also the only independent mobile handset design house in China to have received QUALCOMM’s equity investment. In addition, we have established a joint venture with NEC to jointly develop 2.5G mobile products for the China market and 3G mobile products for the global market based on the WCDMA technology. We also have a strong relationship with Philips, which has established a dedicated support team to serve our design service needs.

          Ample Engineering Resources. Our business depends significantly on our ability to maintain sufficient and qualified engineering resources. We had 690 engineers as of December 31, 2004 and plan to hire an additional 700 engineers in 2005. We have access to China’s large pool of engineering talent with more than 644,000 new college graduates with engineering degrees in 2003, according to the Statistical Yearbook of China. We have in place formal and standardized training programs for our new and existing employees to ensure the continuance of our high quality services. We believe that the increasing importance of the independent mobile handset design industry, our current leading position and strong growth potential will allow us to attract and retain additional talented engineering resources necessary for our continued success.

Our Strategy

          Our goal is to create long-term shareholder value by enhancing our position as a leader in the mobile handset design industry. We believe the growing outsourcing trend in the mobile handset industry represents a unique growth opportunity for us both in China and the rest of the world. We intend to pursue the following growth strategies to achieve our goal:

          Continue to Strengthen Our Design Capabilities. Our continued success depends significantly upon our ability to provide leading-edge, high-quality and cost-competitive mobile handset design services to our customers. While capitalizing on our design capabilities in the current mainstream wireless communication technologies such as 2G and 2.5G, we intend to continue to focus on developing technological competencies in the latest and next generation wireless communication technologies and platforms, such as 3G and beyond, to stay ahead of the technology curve. We plan to further strengthen our capabilities particularly in the areas of software design, hardware design, mechanical design and industrial design as such capabilities will become important differentiating factors among mobile handset design service providers. Furthermore, we are establishing a core team to provide software application support across mobile platforms. We believe that the establishment of the new team could facilitate knowledge transfer among design teams and enhance the productivity of software development, the largest component of mobile handset design cost. We also believe this core team will position us to exploit opportunities from an increasing trend to outsource the mobile handset software design function.

          In addition, we intend to further enhance the quality control aspect of our design process, which includes establishing a new, state-of-the-art testing center that would enable us to perform advanced and comprehensive tests necessary for selling mobile handsets in Asia, Europe and the U.S. Our new testing center, which we believe will be one of the largest independent mobile handset testing facilities in Asia by the time it is established, will not only further enhance our service and product quality but also accelerate our customers’ time-to-market for their new product introductions. Moreover, we are streamlining our testing functions by establishing a centralized testing team to ensure quality control at the corporate level. Finally, we plan to continue to invest in relevant personnel, technology and processes to further enhance our management depth and operational discipline as well as to improve our productivity and efficiencies.

          Target International and Leading Chinese Mobile Handset Customers. Although Chinese mobile handset brand owners have fueled our initial growth, we believe that international mobile handset brand owners offer higher and more sustainable growth and profit potential to our business given their larger business size and the global markets they serve. In addition, by working with the international mobile handset brand owners, which typically have higher technological requirements and adopt more stringent quality standards, we will be able to continually upgrade our own design service capabilities as demanded by these customers. Accordingly, we intend to focus our selling and marketing efforts on winning additional international mobile handset brand owners as our customers.

          Although most of our existing international customers initially contracted us to design mobile handsets for sale in China, several of them have engaged us to design mobile handsets, including 3G handsets, for the global markets. We intend to deepen our relationship with existing customers by working with brand owners and mobile service operators to ensure that our designs will meet the increasingly sophisticated need of mobile service operators. We intend to continue to broaden our international customer base for both the China market and the global market, by leveraging our position as a leading mobile handset design house in China, our strategic relationships with leading wireless technology companies and platform providers, our proven cost-competitive solutions and services, and our successful track record of serving our existing international customers. As to our Chinese customers, we intend to focus only on those with high market share and good credit quality.

          Broaden Strategic Relationships in the Mobile Handset Value Chain. Our current strategic relationships with several leading wireless technology and platform providers have provided us with access to advanced technologies and have helped us build our reputation as a premium mobile handset design house. These relationships have also allowed us to secure for our customers competitive pricing and shorter supply lead time for component procurement. We have contributed to our strategic relationships by incorporating the mobile handset technologies or platforms developed by these companies into our designs to promote their wider acceptance and adoption. Some of our key baseband technology providers have recently agreed to effectively reduce our technology cost. In return, we would help them market their technologies to mobile handset brand owners. We intend to establish more such mutually beneficial relationships with additional players in the mobile handset value chain, especially the upstream suppliers of mobile handset components such as LCD, chipset, camera module and memory chips. We expect to achieve through these relationships more extensive technological cooperation, more stable supply sources for key components and easier access to prospective customers. We also intend to establish and strengthen the strategic relationships with our top customers to further secure our position as their preferred provider of mobile handset design services and become an integral part of their overall mobile handset strategic and product roadmap.

          Continue to Enhance Engineering Resources. As of December 31, 2004, our research and development staff consisted of 690 engineers, representing over 75% of our total staff. We believe that our success in the future will depend significantly upon our ability to recruit, train and retain highly skilled engineers. We intend to continue to strengthen and rapidly expand our engineering resources by recruiting top graduates from leading universities in China as well as experienced engineers in the mobile handset industry. We also intend to continually improve our training programs for newly recruited and existing engineers to ensure the constant upgrading of their technical skill level, a strong adherence to our corporate culture and work ethic, and their consistent service quality and efficiency. We intend to periodically review our level of compensation to ensure that our key employees are paid competitively. In addition, we plan to implement a share incentive plan to attract and retain the best personnel for positions of substantial responsibility, provide incentives to highly skilled engineers and motivate and promote their dedication to our company and our business.

          Pursue Selective Strategic Acquisitions. We believe that pursuing very selective acquisitions of quality mobile handset design houses could potentially further strengthen our design capabilities and help maintain our leading position. Although no acquisitions are currently being contemplated, we intend to seek opportunities for strategic acquisitions of independent mobile handset design houses that have well-developed design processes and resources, quality customer base or proprietary technical expertise that would complement our existing capabilities and business.

Services and Products

          Since our inception, we have focused our resources primarily on providing mobile handset design services to meet our customers’ demand. We have strong design capabilities to design mobile handsets to support a broad range of wireless communications standards, baseband platforms and components. We also provide production support to facilitate our customers’ manufacturing and supply chain management processes. In addition, we have also begun to work with our customers in providing customized handset solutions to mobile service operators.

          Mobile Handset Design Services. We provide the following three types of mobile handset design services to our customers:

•	Mobile Handset Design Services Based on Existing Platforms — We design a new model of mobile handset based on our existing design platform.

•	Successor Model Design Services — We design a successor model of an existing customer’s mobile handset previously designed by us to incorporate additional functions and/or industrial design.

•	Mobile Handset Design Services Based on New Platforms — We design a new model of mobile handset based on a new design platform specified by the customer.

          Mobile handset design services based on existing platforms historically contributed more to our revenue than either of the other two types of design services. We expect that mobile handset design services based on new platforms will contribute to an increasing portion of our revenue in the future as we obtain more international mobile handset brand owners as customers.

          All three types of design services cover all major aspects of the design process, including industrial design, mechanical design, software design, hardware design, sourcing of hardware components and software, testing, quality assurance, assisting our customers in obtaining requisite certifications, setting up pilot production lines and production support. As of December 31, 2004, we had completed 58 new handset designs with different features and/or based on different baseband platforms.

          Other Products. Our other products include wireless modules, PCBs and other electronic components. We have begun to develop wireless solutions leveraging our knowledge and experience in designing mobile handsets. Our wireless product lines include wireless modules and PCMCIA cards for wireless connections. Wireless modules are devices that enable data communication through a cellular network to be used in various applications, such as global positioning systems, logistics management, wireless point-of-sale systems, traffic navigation systems and wireless security systems. We began to sell wireless modules in June 2004. Our wireless modules consist of baseband and RF, the two important hardware building blocks of a generic mobile handset, which we believe represent a natural extension of our handset design business.

          We have historically sold to our Chinese customers PCBs that others produced for us at our request as a means to track the royalty payments to which we are entitled. The sale of PCBs is not our core business; we do not intend to generate significant profit from it.

Design Process

          Every design project involves the following four major steps: product definition, system design, evaluation and certification and manufacturing support. Product definition includes the selection of baseband platform, determination of appropriate functions and features of the mobile handset based on the customer’s input and our industry knowledge and research, as well as sourcing key components. System design includes software feature analysis and software system design, hardware schematic design and PCB layout design, as well as industrial design, mechanical architecture design, mechanical parts and components design. Evaluation and certification involves tests such as the unit test, or UT, function user test, or FUT, product reliability test, or PRT, hardware test and field test, and certifications such as FTA, CTA, GCF and FCC certifications as required by the regions in which the handsets are to be sold. Manufacturing support involves customer training, pilot production support, designing and assisting the customer in setting up mobile handset assembly and testing lines and providing technical support in connection with mass production.

          Responsibilities of Engineering Teams. Our engineers are divided into design and support teams, both of which are involved in our design process. Our design team is subdivided into four teams: industrial design, mechanical design, software design and hardware design teams. Our support team is also subdivided into four teams: project management, quality assurance, sourcing and production support teams. Each team’s responsibilities are described in the following paragraphs.

          Industrial Design. Our industrial design team is responsible for the exterior design of a mobile handset based on the customer’s basic specifications and comments. The team also ensures that the finished product will conform to the exterior design requested by the customer. In addition, the industrial design team keeps abreast of the latest mobile handset market developments, trends, consumer preferences and other current information that may be useful for us to develop a new design for recommendation to our customers.

          Mechanical Design. Our mechanical design team is responsible for designing the mechanical systems of a mobile handset. It also designs two-dimensional and three-dimensional mechanics to ensure that the mechanical parts and tools used on the mobile handset conform to the exterior design requested by the customer. In addition, the mechanical team designs and modifies the tooling equipment necessary for mass production. Further, the team makes prototypes of the mobile handset for testing purposes.

          Hardware Design. Our hardware design team is responsible for schematics design and PCB layout and design. The team also evaluates the quality and compatibility of hardware components of a mobile handset, such as LCDs, keypads, batteries, vibrators, CPUs, SIM cards, speakers, receivers and microphones with respective connectors and semiconductors.

          Software Design. Our software design team is primarily responsible for software system design, software function module design, software testing and release of successive versions of software system for the mobile handset throughout the design process. The team also designs software for integrating multiple applications on the mobile handset and connecting the software system to a chosen baseband platform.

          Project Management. Our project management team is responsible for setting up a detailed project timetable pursuant to the design contract. The team closely monitors the progress of each project by coordinating among different teams in order to ensure strict adherence to the overall timetable, and reports any issue that may cause a delay directly to senior management for prompt resolution.

          Quality Assurance. Our quality assurance team monitors hardware, software and mechanical design teams’ performance to ensure strict adherence to the quality standards required by the customer. The team conducts product reliability tests, including accelerated life tests, climatic stress tests and mechanical endurance tests. The team is also responsible for components qualification, prototype quality assurance, and submission of prototypes for FTA and CTA certifications. In addition, the team collects and organizes all relevant written documents produced and used throughout the design process.

          Sourcing. Our sourcing team sources all hardware components available in the market for a particular model of handset and creates a bill of materials, or BOM. A typical BOM contains a complete preferred hardware components list, an alternative components list, component specifications, approved suppliers list and proposed components sale prices. The team continually reviews and modifies the BOM during the design process, negotiates favorable pricing terms with components suppliers to make sure that the BOM cost is as low as possible. The team then provides the updated BOM to the customer which then purchases the components and run the mass production on its own or through its manufacturing service providers. In addition, the sourcing team is responsible for preparing materials needed for producing prototypes.

          Production Support. Our production support team designs the manufacturing process for the customer. It also designs and assists the customer in setting up testing and assembly lines. In addition, the team provides technical support to customers during both the pilot production phase and the mass production phase.

Customers

          We provide mobile handset design services to mobile handset brand owners. Our customers include all but two of the top ten Chinese mobile handset brand owners, ranked by their respective handset shipment volume in 2003 according to IDC. Although Chinese mobile handset customers accounted for most of our revenue and fueled our initial growth, international brand owners have contributed to an increasing portion of our net revenues. We expect the revenue contribution from international mobile handset customers to increase rapidly as we focus our sales and marketing efforts on targeting international players and the leading Chinese players.

          We assign an account manager for each design project and the account manager directly interacts with the customer throughout the design process to report the design progress and receive the customer’s input and comments. We also provide technical support and production support to our customers to assist them in designing the manufacturing process.

          The following are lists of our customers in the periods indicated. The list of our customers in 2004 presents our representative customers only.

	2003	2004

Chinese mobile	• Beijing Sunrise	• Bird
handset brand owners	• China Kejian	• Capitel
	• Eastcom	• CEC Telecom
	• Lenovo	• Eastcom
	• Soutec	• Haier
• Huawei
• Konka
• Lenovo
• Soutec
International mobile	• NEC	• Kyocera
handset brand owners		• Mitsubishi
• NEC
• UTStarcom

          A small number of customers have historically accounted for a substantial portion of our net revenue. In 2003, our top three customers collectively accounted for approximately 88.2% of our net revenue for the year, and each of Beijing Sunrise, Lenovo and NEC contributed over 10% of our net revenue for the year. In 2004, our top four customers collectively accounted for approximately 56.8% of our net revenue, and each of Lenovo and NEC contributed over 10% of our net revenue for the period.

          We normally have multiple on-going contracts with the same customer, and each contract may correspond to more than one mobile handset models. While our contracts vary by customer and by mobile handset model, each of our contracts typically requires us to develop and design the mobile handset model, assist the customer in designing the manufacturing process, obtain necessary certifications and provide technical and production support.

          We typically charge two types of payment for our design services: design fee and royalty. The design fee is a fixed amount paid in installments according to pre-agreed milestones. For example, a customer may make an initial payment to us upon signing of the contract, followed by installment payments of a specified amount upon achieving the FTA, CTA and SA milestones, respectively. FTA and CTA certifications are the two standard quality certifications for GSM-based mobile handsets in China, corresponding to GCF/CDG and CTA for WCDMA-based and CDMA1X-based mobile handsets in China, respectively. SA stands for shipping acceptance of the mobile handset by the customer, at which time mass production normally begins. All of our GSM-based mobile handset designs are required to obtain FTA certification from an independent testing house to ensure compliance with the required quality standards. We then assist customers in obtaining CTA certification prior to commercial launch. In addition to design fees, some of our contracts provide for the payment of royalty by our customers for each unit of mobile handset they produce at variable rates based on the volume of production.

          Our contracts with many customers contain refund and liquidated damages provisions. These provisions provide the customer with a right to demand a refund and liquidated damages if we cannot complete a mobile handset design by the deadline mutually agreed between us and the customer, or the requisite certifications cannot be obtained.

Sales and Marketing

          We sell and market our mobile handset design services through a direct marketing and sales force in China. We maintain sales and marketing staff in Beijing, Shanghai and Shenzhen, covering the major regions where most of our customers are located. We intend to expand our sales and marketing network to cover Europe and the U.S. as we focus on attracting customers from these markets.

          We engage in marketing activities to promote our design services. We frequently attend conferences, exhibitions and trade fairs to promote our products and services. In addition, we view our strategic relationships with leading technology companies and platform providers as part of our efforts to promote our company. We believe that some of the leading technology companies with which we have strategic relationships will be instrumental in helping us secure our targeted multinational customers by providing us opportunity referrals, since such referrals may also promote the use of their technology. We also introduce additional baseband platforms to our existing customers to attract new design contracts from them.

Technology

          We have extensive experience in designing 2G and 2.5G GSM/ GPRS mobile handsets based on major baseband platforms. To expand our design capabilities, we have recently acquired the technologies necessary for the design and development of 2.75G and 3G mobile handsets based on GSM/ GPRS/ EDGE and WCDMA/ UMTS standards.

          We rely on third-party licensors for key technologies and other technologies embedded in our mobile handset designs. These licenses are typically non-exclusive under royalty-accruing and/or paid-up contracts. Among other licenses, we have obtained licenses for GSM-related intellectual property from Philips, Texas Instruments and Skyworks Solutions. We are the first independent mobile handset design house in China to have obtained a license from QUALCOMM to use its CDMA technology and patent to develop CDMA handsets. In addition, we have formed a joint venture with NEC to develop 3G mobile handsets for the global market based on the WCDMA technology.

          We have a high degree of technological expertise in major areas of mobile handset design and development. Our engineers are skilled at designing mobile handsets that integrate many different functions and features in common or differentiated hardware and software architectures. We have also developed a design approach that allows our customers to manufacture enhanced mobile handset models with minimal modifications and slight adjustments on their existing mass production lines, and thereby allowing them to launch new handset models at a relatively faster time-to-market and with lower manufacturing costs.

          We use advanced methodologies to design mobile handsets for our customers. We use industry-standard, state-of-the-art design tools in our design process which we believe provides us significant flexibility to adapt our research, development and product design work to new manufacturing processes and technology platforms when desirable.

Research and Development

          We believe that our future success depends on our ability to efficiently design new models of mobile handsets that meet our customers’ demand for cost-competitive, high quality and technologically advanced mobile handsets. As of December 31, 2004, we had completed 58 mobile handset designs with different functions and features and based on different technology platforms. We seek to continue to enhance and expand our design capability through in-house research and development efforts and strategic partnerships. The goals of our research and development efforts include the following:

•	to keep abreast of the advanced technologies in the mobile handset industry;

•	to emphasize cost-effectiveness and manufacturability of our designs;

•	to develop high quality handsets based on various commonly adopted platforms and to ensure flexibility on design and production modifications; and

•	to make effective use of the technologies licensed from leading global technology companies.

          We maintain a large team of experienced engineers. As of December 31, 2004, our research and development staff consisted of 690 engineers, representing more than 75% of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry. We plan to continue to recruit our engineers in China from both the industry and from leading universities.

Intellectual Property

          We rely primarily on a combination of patent, trademark and trade secret protection, employee and third party confidentiality agreements to protect our intellectual property. As of the date of this prospectus, we held a total of six patents issued in China and one pending patent application. Our issued patents and pending patent application relate primarily to our mobile handset designs. Our policy is to seek patents that have broad applications in the mobile handset design industry and that we believe will provide a competitive advantage for us. We have registered five domain names including www.techfaithwireless.com with The Internet Corporation for Assigned Names and Numbers.

          We also rely on third-party licensors for key GSM, GPRS, WCDMA and CDMA technologies and other technologies embedded in our designs. These licenses are typically non-exclusive and royalty-accruing. If we are unable to continue to have access to these licensed technologies, our success could be adversely affected. In addition, we rely on commercially available third-party software applications in carrying on our business operations. We generally obtain these software applications from retail outlets or through third-party vendors who bundle them together with PCs and servers purchased by us. We make efforts to ensure that we have proper licenses for software applications used by us, including those provided by third-party vendors.

Competition

          The mobile handset design market is intensely competitive and highly fragmented. We face competition from other independent mobile handset design houses in China, including Cellon, Shanghai Yuhua, Shenzhen Jingwei and Shanghai Yiren. We also face competition from independent mobile handset design houses based in other countries, to the extent we try to enter the markets which they are serving or they try to enter the Chinese market. In addition, we face current and potential future competition from established mobile device manufacturers, which may be in a position to design mobile handsets on their own. These suppliers include ODMs such as Arima Communications, BenQ and Compal Communications. Further, new players may enter the independent mobile handset design market in the near future. These new players may include independent mobile handset design houses that used to be affiliated with established mobile handset brand owners or ODMs.

          We compete to various degrees on the basis of the following factors:

•	ability to design and integrate many hardware and software functions and features based on different platforms;

•	product quality and reliability;

•	cost effectiveness;

•	economies of scale;

•	ability to rapidly complete a design;

•	service and customer support capabilities; and

•	customer base and customer loyalty.

          Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete successfully against our current or future competitors.

          In addition, our competitors may bring litigation proceedings against us or our employees that may strain our resources, divert our management attention or damage our reputation. For example, CECW brought an unfair competition proceeding against our former affiliate, Beijing Qidi, and 18 of its employees who subsequently joined us in connection with our divestment from Beijing Qidi. We settled the litigation on behalf of Beijing Qidi and these 18 individuals in order to facilitate our divestment and the transfer of these employees to our company. See “— Legal Proceedings” for more details. We cannot assure you that similar proceedings will not occur in the future.

Regulation

          This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

     FTA Certification

          In the early 1990s, the Global Certification Forum, or GCF, established a series of quality standards for mobile handsets used on GSM networks. GCF requires all GSM mobile handsets to obtain a certification commonly known as FTA, or Full Type Approval, from testing centers qualified by GCF before mass production. FTA certifies that a mobile handset submitted for testing has passed tests for its reliability and conformance with global standards. Our customers generally require us to obtain FTA certification for the GSM-based mobile handsets we design for them.

     CTA Certification

          On May 19, 1994, the Ministry of Posts and Telecommunications, the predecessor of the Ministry of Information Industry, or the MII, promulgated the Notice Regarding the Implementation of Network Entry License System for Mobile Communications Termination Products. According to this notice, a nationwide uniform network entry approval and certification system shall be established and applied to all telecommunication terminal equipment, including mobile handsets, beginning from June 1, 1994. On May 5, 2001, the MII promulgated the Administration Measures of the Network Entry of Telecommunication Equipment. According to these measures, all telecommunication terminal equipment subject to the network entry permit system, including mobile handsets, must obtain a certification commonly known as CTA, or China Type Approval, from the MII before mass production. CTA certifies that the use of a telecommunication terminal equipment in the national telecommunications network has been approved and complies with the requirements for network access and the national standards established by the MII. Our customers generally require us to provide technical support to assist them in obtaining CTA certification.

     Tax

          The PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the Implementation Rules for the Income Tax Law exempt or reduce EIT on foreign-invested enterprises engaged in high and new technology industry. The preferential tax policies are confirmed and explained in the Circular on Questions Concerning How Preferential Tax Policies are Applicable to High and New Technology Enterprise as well as the Temporary Provisions for the New Technology Development Enterprise Experimental Zone in Beijing. In addition, the Beijing State Administration of Taxation implemented rules which granted additional tax incentives to high and new technology enterprises located in the new technology development zone in Beijing. As a result of the foregoing, enterprises that are classified as high and new technology enterprises and located in the new technology development zone in Beijing are entitled to a preferential EIT rate of 15% and a three-year exemption from EIT, followed by a 50% reduction in the EIT rate for the succeeding three years.

          As high technology companies operating in an approved technology development zone, our subsidiaries TechFaith China, TechFaith Beijing and STEP Technologies are entitled to an EIT rate of 15%, compared to a standard EIT rate of 33%. This classification also had the effect of exempting TechFaith China and TechFaith Beijing from paying the EIT for three years until December 31, 2005, and has reduced the EIT rates for TechFaith China and TechFaith Beijing to 7.5% during each of the three years ending December 31, 2006, 2007 and 2008. The EIT rates for TechFaith China and TechFaith Beijing will become 15% after December 31, 2008. Similarly, STEP Technologies is exempted from paying the EIT for three years until December 31, 2006, and its EIT rate is reduced to 7.5% during each of the three years ending December 31, 2007, 2008 and 2009. The EIT rate for STEP Technologies will become 15% after December 31, 2009.

          According to the Circular on Tax Issues Related to the Implementation of the Decision of the CPC Central Committee and State Council on Strengthening Technical Innovation issued by the Ministry of Finance and the State Administration of Taxation, technology companies in China may apply for a refund of business tax arising from the revenue generated under a technology development agreement or a technical marketing agreement.

          Our subsidiaries in China are also entitled to a business tax exemption relating to the their income derived from any technology development agreement and technical transfer agreement that has been registered with relevant government authorities.

          Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value added tax, or VAT, at a rate of 17% of the gross sales proceeds received.

     Foreign Currency Exchange

          The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration for Foreign Exchange of China is obtained.

          Pursuant to the Administration of the Settlement, Sale and Payment of Foreign Exchange Provisions, promulgated by the People’s Bank of China on June 20, 1996 and effective July 1, 1996, foreign investment enterprises in China may purchase foreign exchange without the approval of the State Administration for Foreign Exchange of the People’s Republic of China for trade and service-related foreign exchange (subject to a cap approved by the State Administration for Foreign Exchange of China) to satisfy foreign exchange liabilities or to pay dividends. In addition, if and when they acquire companies in the middle and western areas of China and the foreign investment accounts for not less than 25% of the registered capital of such acquired companies, such acquired companies will also be entitled to enjoy the policies granted to foreign investment enterprises. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the State Administration for Foreign Exchange of China.

     Dividend Distribution

          The principal regulations governing distribution of dividends by wholly foreign-owned enterprises and the Chinese-foreign equity joint ventures include the Wholly Foreign-owned Enterprise Law (1986), as amended by the Decision on Amending the Law of the People’s Republic of China on Foreign-funded Enterprises (2000), and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended by the Decision on of the State Council on amending of the Rules for the Implementation of the Law of the People’s Republic of China on Foreign-funded Enterprises (2001).

          Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign invested enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. These funds are not distributable as cash dividends.

Employees

          We had three and 310 employees as of December 31, 2002 and 2003, respectively. As of December 31, 2004, we had 890 employees, including 814 in research and development and supportive function, 25 in selling and marketing and 51 in management and administration. We consider our relations with our employees to be good.

Facilities

          Our principal executive offices are located on premises comprising approximately 10,900 square meters in Beijing, China. We have regional offices in Shanghai and Shenzhen. We lease part of our premises in Beijing from a related party. See “Related Party Transactions — Transactions with SEF.” We plan to acquire new premises and establish our dedicated mobile handset pilot production facilities in Beijing. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

Legal Proceedings

          We are not involved in any litigation or other legal matters that would have a material adverse impact on our business or operations.

          In September 2003, CECW, one of our competitors, filed a lawsuit against Beijing Qidi, a former affiliate, and 18 individuals, including our director Baozhuang Huo, a former hardware design manager at CECW, in the Beijing First Intermediate People’s Court, claiming that Beijing Qidi and these individuals had engaged in unfair competition. In December 2003, CECW also initiated arbitration proceedings against four individuals, including Mr. Huo, claiming that these individuals had violated the non-competition restrictions set forth in their respective employment agreements with CECW. In January 2004, we settled these claims with CECW on behalf of Beijing Qidi, Mr. Huo and the other individuals involved. In connection with the settlement, Beijing Qidi assigned three mobile handset project cooperation agreements to us. CECW subsequently withdrew all of its claims, and the litigation and arbitration were dismissed. Mr. Huo and several other individuals involved in the litigation joined our company in January 2004.

          In May 2004, the Beijing Bureau of Administration of Industry and Commerce assessed a fine in the aggregate amount of RMB1.4 million against 12 of our employees including our Chairman and Executive Officer, Mr. Defu Dong and some other officers, for failing to properly pay up their interest in the registered capital of Beijing TechFaith. While these individuals had made the requisite payment before being assessed the fine, they paid this fine in full.

MANAGEMENT

Directors and Executive Officers

          The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

Defu Dong	33	Chairman and Chief Executive Officer
Baozhuang Huo	33	Director and Chief Operating Officer, President of TechFaith Beijing
Changke He	42	Director and Chief Technology Officer
Jun Liu	32	Director, President of TechFaith China
Peter Clarke	54	Director Nominee
Jy-Ber Gilbert Lee	49	Director Nominee
Yin Wah (Eva) Hon	33	Chief Financial Officer
Guoyi Wei	41	Chief Accounting Officer
Junhou Huang	31	President of TechFaith Shanghai
Yibo Fang	35	President of STEP Technologies
Xiaonong Cai	34	Vice President
Cangsong Liu	33	Vice President
Shugang Li	36	Vice President

Executive Directors

          Mr. Defu Dong has been the Chairman and Chief Executive Officer of our company since our inception. Prior to founding our company in July 2002, Mr. Dong co-founded Beijing Sino-Electronics Future Telecommunication R&D, Ltd., or SEF, a mobile handset design house, in February 2001. He was a director, shareholder and the Chief Executive Officer of SEF from its inception until July 2002. Mr. Dong worked at Motorola (China) as a sales manager from 1997 to 2001. Prior to joining Motorola (China), Mr. Dong was a sales manager at Mitsubishi (China) for one year. Mr. Dong received a bachelor’s degree in mechanical engineering from Chongqing University in China in 1994.

          Mr. Baozhuang Huo is a director and the Chief Operating Officer of our company. He is also the President of TechFaith Beijing since January 1, 2004. From March 2003 to December 2003, Mr. Huo was the Chief Executive Officer of Beijing Qidi, a mobile handset design house of which we used to own 49% until September 2003. From January 2003 to March 2003, Mr. Huo worked at Foxconn as an R&D manager. For January 2001 to December 2002, Mr. Huo was a hardware design manager of CECW, a mobile handset design house. Prior to that, Mr. Huo had worked at Motorola (China) as an RF project manager for four years. Mr. Huo received a master’s degree in electro magnetic field and microwave engineering from the University of Electronic Science and Technology of China in 1998.

          Mr. Changke He is a director and the Chief Technology Officer of our company. He previously served as the President of STEP Technologies from May 2004 to February 2005. Prior to joining us in September 2002, Mr. He worked at SEF for three months. From 1995 to May 2002, Mr. He worked at Motorola (China) as an RF engineer. Mr. He will resign from our board of directors upon the closing of this offering. Mr. He received a bachelor’s degree in automatic control and computer engineering from China Central Polytechnic College in 1982 and a master’s degree in electronics and automatic engineering from Tianjin University in China in 1990.

          Mr. Jun Liu is a director of our company and the President of TechFaith China. Before joining our company in August 2002, Mr. Liu worked at SEF for five months as a software director of SEF. From August 2001 to January 2002, Mr. Liu worked at ZT Telecom as a software engineer. From 1995 to July 2001, Mr. Liu worked at Motorola (China) as a software engineer. Mr. Liu received a bachelor’s degree in electronics engineering from Tianjin University in China in 1994 and a master’s degree in computer sciences from Nanjing Posts and Telecommunications College in China in 1997.

Independent Directors

          Mr. Peter Clarke has agreed to serve as a director of our company immediately upon the completion of this offering. Mr. Clarke was the Chairman of Merrill Lynch, Asia Pacific Region from 1992 – 1999. Mr. Clarke currently serves as a non-executive director of Pictet Asia Limited, an institutional fund manager headquartered in Geneva, and the Chairman of the audit committee of the English Schools Foundation in Hong Kong. Mr. Clarke graduated from the City of London College.

          Dr. Jy-Ber Gilbert Lee has agreed to serve as a director of our company immediately upon the completion of this offering. Dr. Lee is the deputy general manager of the Guangdong branch of China Netcom Corp., a subsidiary of China Netcom Group. From June 2001 to February 2004, Dr. Lee was the Managing Director of Sales of China Netcom Corp. From July 2000 to May 2001, Dr. Lee was a Vice President of Motorola Inc., and Deputy General Manager of Global Telecom Solution, Greater China. Dr. Lee received a bachelor’s degree in mechanical engineering from National Taiwan University in 1977, a master’s degree in energy engineering and a Ph.D. degree in mechanical engineering from the University of Illinois.

Executive Officers

          Ms. Yin Wah (Eva) Hon has been our Chief Financial Officer since August 2003. Before joining us in August 2003, Ms. Hon was the financial controller of Angels Technology Company Limited, a company formerly listed on the Growth Enterprise Market in Hong Kong, for three years. From 1994 to 2000, Ms. Hon worked at PricewaterhouseCoopers for six years, including her last position as an audit manager. Ms. Hon received a bachelor’s degree in business administration from the Hong Kong University of Science and Technology in 1994. She is a fellow of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

          Mr. Guoyi Wei has been our Chief Accounting Officer since March 2005. Prior to joining us, Mr. Wei was the finance director of Hurray Solutions! for three years. Mr. Wei also worked as senior financial manager of Compaq Computer Corporation in China for two years. From 1992 to 1997, he served in various financial positions, including corporate auditor, finance manager and accounting and information system manager, with Motorola Inc. and Motorola China Electronics Ltd. Mr. Wei also has over four years work experience at the Ministry of Finance in China. Mr. Wei received a Bachelor’s degree in computer software from the Central-South University of Technology in China in 1984, an Master’s degree in accounting from the Fiscal Science Research Institute in China in 1987 and an MBA degree from the University of Tennessee in 1999.

          Mr. Junhou Huang is the President of TechFaith Shanghai. Prior to joining us in August 2002, Mr. Huang worked at Motorola (China) in Beijing as a senior engineer from 2000 to 2002. Prior to that, he worked at ARCA Technology Corporation as a software engineer for nine months. Mr. Huang received a bachelor’s degree and a master’s degree in electronic engineering from Tianjin University in China in 1994 and 1997, respectively.

          Mr. Yibo Fang is the President of STEP Technologies. From August 2002 to March 2005, Mr. Fang was the Vice President and Chief Technology Officer of TechFaith China. Before joining our company in August 2002, Mr. Fang worked at SEF for five months as a hardware director of SEF. From August 2001 to January 2002, Mr. Fang worked at ZT Telecom as a hardware engineer. From 1995 to July 2001, Mr. Fang worked at Motorola (China) as a hardware engineer. Mr. Fang received a bachelor’s degree in electrical engineering and applied electronic technology from Tsinghua University in China in 1991.

          Mr. Xiaonong Cai is a Vice President of our company. Mr. Cai is primarily responsible for marketing, sales and customer relationships. Before joining our company in August 2003, Mr. Cai worked as a selling and marketing manager at Motorola (China). He received a bachelor’s degree in economics from Tsinghua University in China in 1992 and an MBA degree from Peking University in China in 2002.

          Mr. Cangsong Liu is a Vice President of our company. Mr. Liu is primarily responsible for marketing, sales and customer relationships. Before joining our company in January 2004, Mr. Liu worked as a Vice President — Sales at Beijing Qidi for nine months. From January 2002 to January 2003, Mr. Liu worked as a marketing director of CECW. Prior to that, he worked at Texas Instruments (China) as a sales manager for one year and Intel (China) as a technical marketing engineer for another year. From 1994 to 1999, Mr. Liu worked at Motorola (China) as a hardware engineer. Mr. Liu received a bachelor’s degree in electrical engineering and applied electronic technology from Tsinghua University in China in 1994.

          Mr. Shugang Li is a Vice President of our company. Mr. Li is primarily responsible for production support and quality support. He previously served as the Chief Operating Officer of STEP Technologies since its inception in September 2003 to March 2005. Prior to that, Mr. Li served as a Vice President of TechFaith China for three months. From August 2002 to May 2003, Mr. Li worked at SEF as a manufacturing director. From 1995 to July 2002, Mr. Li was a product manager at Motorola (China). Mr. Li received a bachelor’s degree in electrical engineering from Tianjin University in China in 1990.

          The business address of our directors and executive officers is c/o China Techfaith Wireless Communication Technology Limited, 3/F M8 West No. 1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 100016, People’s Republic of China.

Board of Directors

          Our board of directors will consist of five directors upon the completion of this offering. In addition, holders of our convertible notes have the right to appoint one additional director, but this right will terminate upon the closing of this offering. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he has a material interest. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We intend to establish three committees of the board of directors upon the completion of this offering: the audit committee, the compensation committee and the corporate governance and nominating committee. We intend to adopt a charter for each committee to comply with the Sarbanes-Oxley Act of 2002 and NASDAQ corporate governance rules. Each committee’s members and functions are described below.

          Audit Committee. Upon the completion of this offering, our audit committee will consist of Messrs. Peter Clarke, Defu Dong and Gilbert Lee. Messrs. Clarke and Lee satisfy the “independence” requirements of the Nasdaq Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.

          Compensation Committee. Upon the completion of this offering, our compensation committee will consist of Messrs. Peter Clarke, Defu Dong and Gilbert Lee. Messrs. Clarke and Lee satisfy the “independence” requirements of the Nasdaq Marketplace Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Mr. Defu Dong, our Chairman and Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving officer and director indemnification and insurance matters;

•	reviewing and approving any employee loan in an amount equal to or greater than $60,000; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

          Corporate Governance and Nominating Committee. Upon the completion of this offering, our corporate governance and nominating committee will consist of Messrs. Peter Clarke, Defu Dong and Gilbert Lee. Messrs. Clarke and Lee satisfy the “independence” requirements of the Nasdaq Marketplace Rules. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

          Under Cayman Islands laws, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

          All directors hold office until their successors have been duly elected and qualified. A director may only be removed by our shareholders. Officers are elected by and serve at the discretion of the board of directors.

Employment Agreements

          We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without notice or penalty if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, either party may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

          Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us.

Compensation of Directors and Executive Officers

          In 2004, the aggregate cash compensation and benefits that we paid to our executive officers, including all the directors, were approximately $675,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Share Incentives

          Our board of directors and our shareholders recently approved a 2005 share incentive plan, or the 2005 plan, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. A total of 40,000,000 ordinary shares have been reserved for issuance under the 2005 plan. Our future grants of share incentives will be made pursuant to the 2005 plan.

          The following paragraphs describe the principal terms of the 2005 plan.

          Types of Awards. We may grant the following types of awards under our 2005 plan:

•	our ordinary shares;

•	options to purchase our ordinary shares;

•	restricted shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;

•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;

•	share appreciation rights, which provide for the payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

          Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2005 plan will be adjusted to reflect that one ADS represents 15 ordinary shares.

          Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the 2005 plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

          Award Agreement. Awards granted under our 2005 option plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement also specifies whether the option constitutes an incentive stock option, or ISO, or a non-qualifying stock option.

          Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as ISOs only to our employees.

          Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2005 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.

          Terms of Awards. In general, the plan administrator determines the exercise price of an option or the purchase price of the restricted shares and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our ordinary shares. If we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The term of each award shall be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant.

          Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

          Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2005 plan. Amendments to the 2005 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval is specifically required to increase the number of shares available for issuance under the 2005 plan or to extend the term of an option beyond 10 years. Unless terminated earlier, the 2005 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2005 plan.

PRINCIPAL AND SELLING SHAREHOLDERS

          The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis assuming conversion of all of our convertible notes, as of the date of this prospectus, by:

          (1) each of our directors and executive officers;

          (2) each of our principal shareholders; and

          (3) each of selling shareholders.

	Ordinary Shares		Ordinary Shares		Shares Beneficially
	Beneficially Owned Prior		Being Sold in This		Owned After
	to This Offering(1)		Offering		This Offering(2)

	Number	%(3)	Number	%	Number	%

Directors and Executive Officers:
Defu Dong(4)	165,750,000	29.3%	—	—	165,750,000	25.2%
Baozhuang Huo(5)	83,500,000	14.8%	—	—	83,500,000	12.7%
Cangsong Liu(6)	83,250,000	14.7%	—	—	83,250,000	12.6%
Changke He(7)	16,750,000	3.0%	—	—	16,750,000	2.5%
All directors and executive officers as a group(8)	349,250,000	61.8%	—	—	349,250,000	53.0%
Principal Shareholders:
Stone Column Assets Limited(9)	40,750,000	7.2%	6,112,500	1.1%	34,637,500	5.3%
Crossvine Assets Limited(10)	40,000,000	7.1%	—	—	40,000,000	6.1%
Selling Shareholders:
HTF 7 Limited(11)	18,867,924	3.3%	5,660,370	1.0%	13,207,554	2.0%
Intel Capital Corporation(12)	18,867,924	3.3%	5,660,370	1.0%	13,207,554	2.0%
Kebo Wu(13)	15,000,000	2.7%	4,500,000	0.8%	10,500,000	1.6%
Capital Group Resources(14)	12,700,000	2.2%	1,905,000	0.3%	10,795,000	1.6%
Siu Hong Chow(15)	10,000,000	1.8%	3,000,000	0.5%	7,000,000	1.1%
QUALCOMM Incorporated(16)	9,433,962	1.7%	1,415,085	0.2%	8,018,877	1.2%
SeaBright China Special Opportunities (I) Limited(17)	9,433,962	1.7%	2,830,185	0.5%	6,603,777	1.0%
Chong Keung So(18)	8,500,000	1.5%	1,275,000	0.2%	7,225,000	1.1%
Fortune Ideal Capital Inc.(19)	7,547,170	1.3%	2,264,145	0.1%	5,283,025	0.8%
Financiere Natexis Singapore 2 Pte Ltd.(20)	7,500,000	1.3%	1,125,000	0.2%	6,375,000	1.0%
Iek Ngan(21)	6,300,000	1.1%	945,000	0.2%	5,355,000	0.8%
Modern Ray Limited(22)	5,000,000	0.9%	1,500,000	0.3%	3,500,000	0.5%
Global Strategic Investment Inc.(23)	1,886,792	0.3%	566,025	—	1,320,767	0.2%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

(2)	Assumes that the underwriters do not exercise the over-allotment option.

(3)	The calculation of this number assumes the conversion of all of our convertible notes into ordinary shares upon the closing of this offering. Percentage of beneficial ownership is based on 566,037,734 shares outstanding as of May 5, 2005, including our ordinary shares into which our convertible notes are convertible.

(4)	Includes 165,750,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust. Mr. Defu Dong is the sole director of Oasis Land Limited with the sole power to vote on behalf of Oasis Land Limited on all matters of TechFaith requiring shareholder approval. The business address for Defu Dong is 3/F M8 West No. 1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 10016, People’s Republic of China.

(5)	Includes 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust. Mr. Defu Dong is the sole director of Helio Glaze Limited with the sole power to vote on behalf of Helio Glaze Limited on all matters of TechFaith requiring shareholder approval. The business address for Baozhuang Huo is 3/F M8 West No. 1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 10016, People’s Republic of China.

(6)	Includes 83,250,000 ordinary shares held by Bright Garnet Limited, which is ultimately owned by Liu’s Offshore Trust. Mr. Defu Dong is the sole director of Bright Garnet Limited with the sole power to vote on behalf of Bright Garnet Limited on all matters of TechFaith requiring shareholder approval. The business address for Cangsong Liu is 3/F M8 West No. 1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 10016, People’s Republic of China.

(7)	Includes 16,750,000 ordinary shares held by Geranium Joy Limited, which is ultimately owned by He’s Offshore Trust. Mr. Defu Dong is the sole director of Geranium Joy Limited with the sole power to vote on behalf of Geranium Joy Limited on all matters of TechFaith requiring shareholder approval. The business address for Changke He is 3/F M8 West No. 1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 10016, People’s Republic of China.

(8)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Defu Dong, Baozhuang Huo, Cangsong Liu and Changke He.

(9)	Stone Column Assets Limited is ultimately owned by Tan’s Family Trust. Wensheng Tan is the sole director of Stone Column Assets Limited with the sole power to vote on behalf of Stone Column Assets Limited on all matters of TechFaith requiring shareholder approval. The business address for Stone Column Assets Limited is 5/F M7 East No. 1 Jiu Xian Qiao Dong Road, Chaoyang District, Beijing, People’s Republic of China.

(10)	Crossvine Assets Limited is ultimately owned by Dong’s 2 Family Trust. Mr. Lin Dong is the sole director of Crossvine Assets Limited with the sole power to vote on behalf of Crossvine Assets Limited on all matters of TechFaith requiring shareholder approval. The business address for Lin Dong is Room 1106, No. 103, Wang Jing, Li Zhe Xi Yuan, Chao Yang District, Beijing, People’s Republic of China.

(11)	Represents ordinary shares into which the convertible notes issued by our company to HTF are convertible as of the date of this prospectus. HTF, a Cayman Islands exempted company, is a wholly-owned subsidiary of The HSBC Technology Fund Limited. HSBC Technology (BVI) Limited, the investment manager of The HSBC Technology Fund Limited, is a directly-held subsidiary of HSBC Holding plc, the holding company of the HSBC Group, which is a public company listed on the Hong Kong Stock Exchange. The address for HTF is Strathvale House, North Church Street, P.O. Box 1109, George Town, Grand Cayman, Cayman Islands.

(12)	Represents ordinary shares into which the convertible notes issued by our company to Intel Capital Corporation are convertible as of the date of this prospectus. Intel Capital Corporation is a limited liability company incorporated on January 12, 2001 in the Cayman Islands and is wholly owned by Intel Corporation. The shares of Intel Corporation are listed on NASDAQ. The address for Intel Capital Corporation is 2200 Mission College Blvd, Santa Clara, CA 95052, USA.

(13)	The address for Kebo Wu is Room 1909, 19/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong

(14)	Capital Group Resources, a British Virgin Islands international business company, is wholly owned by Jacqui Tan. The address for Capital Group Resources is 39/F Two International Finance Centre, 8 Finance Street, Hong Kong.

(15)	The address for Siu Hong Chow is Room 1909, 19/F, Hutchison House, 10 Harcourt Road, Central Hong Kong.

(16)	Represents ordinary shares into which the convertible notes issued by our company to QUALCOMM are convertible as of the date of this prospectus. QUALCOMM, a Delaware corporation, is listed on the Nasdaq National Market. The address for QUALCOMM is S775 Morehouse Drive, San Diego, California, USA 92121.

(17)	Represents ordinary shares into which the convertible notes issued by our company to SeaBright are convertible as of the date of this prospectus. SeaBright is a British Virgin Islands international business company in which China Everbright Limited holds an approximately 79% interest. China Everbright Limited is an integrated financial holding company listed on the Hong Kong Stock Exchange. The registered address for SeaBright is 125 Main Street, P.O. Box 144, Road Tonoy, Tortola, British Virgin Islands.

(18)	The address for Chong Keung So is Room 4903, 49/F, Office Tower, Hong Kong Convention and Exhibition Plaza, 1 Harbour Road, Wanchai, Hong Kong.

(19)	Represents ordinary shares into which the convertible notes issued by our company to Fortune Ideal Capital Inc. are convertible as of the date of this prospectus. Fortune Ideal Capital Inc., a British Virgin Islands international business company, is wholly owned by Mei Jian and Bai Yi. The address for Fortune Ideal Capital Inc. is offices of TTC, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(20)	Financiere Natexis, a Singapore company, is an affiliate of Natexis Banques Populaires, which is listed on the Paris Stock Exchange and is a subsidiary of the Banques Populaires Group. The address for Financiere Natexis is 1 Temasek Avenue, #27-01 Millenia Tower, Singapore 039192.

(21)	The address for Iek Ngan is Rua de Foshan, No. 51, Edif. San Kin Yip Centro Commercial, 17 andar, Macau.

(22)	Modern Ray, a British Virgin Islands international business company, is wholly owned by Shen Demin. The address for Modern Ray Limited is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(23)	Represents ordinary shares into which the convertible notes issued by our company to Global Strategic Investment Inc. are convertible as of the date of this prospectus. Global Strategic Investment Inc. is controlled by its board of directors, which consists of Shih-Chien Yang, Kou-I Yeh and a representative from each of Hon Hai Precision Industrial Co., Ltd., President (BVI) International Holdings Investment Ltd., Kinpo Electronics, Inc. and Global Strategic Investment Management Inc. The address for Global Strategic Investment Inc. is 4th Floor, No. 65, Tun Hwa South Road, Sec. 2, Taipei 106, Taiwan, R.O.C.

          As of the date of this prospectus, 42.86% of our outstanding convertible notes are held by two record holders in the United States, and none of our outstanding ordinary shares are held by any record holders in the United States.

          None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

          Two of the selling shareholders, HTF 7 Limited and Financiere Natexis Singapore 2 Pte Ltd., have represented to us that they are affiliates of registered broker-dealers. Based on their representations, we believe that at the time of the purchase of our shares, each of them purchased our shares in the ordinary course of business, and had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

RELATED PARTY TRANSACTIONS

Transactions with Certain Directors and Officer

          On October 20, 2003, TechFaith China, and our directors Mr. Defu Dong and Mr. Jun Liu and our officer Mr. Yibo Fang entered into a patent application transfer agreement pursuant to which Mr. Defu Dong, Mr. Jun Liu and Mr. Yibo Fang agreed to transfer to Techfaith China without payment a patent application dated July 17, 2003 related to a new mobile handset design named “Baby Handset.”

Issuance and Sale of Convertible Notes

          In April 2004, TechFaith BVI issued interest-free notes in the aggregate principal amount of US$14 million to HTF 7 Limited, QUALCOMM Incorporated, SeaBright China Special Opportunities (I) Limited and Intel Capital Corporation, pursuant to a Note Subscription and Rights Agreement, or Subscription Agreement. Pursuant to a transfer and assumption agreement entered into in November 2004, we assumed TechFaith BVI’s obligations under the Subscription Agreement and the notes. The notes are repayable upon demand (i) on April 16, 2007 or at any time thereafter, or (ii) at any time after the occurrence of an event of default. The notes are convertible into our ordinary shares at any time. The initial conversion price is US$10,600 per share, subject to adjustment pursuant to the terms of the Subscription Agreement. Upon the completion of this offering, the notes shall be automatically converted into our ordinary shares without any further action of any party, into that number of ordinary shares pursuant to the then effective conversion price.

          The Subscription Agreement provides that our board of directors will consist of five directors, including one director nominated by HTF. In addition, QUALCOMM, SeaBright and Intel are each entitled to have one board observer. The note holders have been granted certain rights with respect to any proposed share transfers by any of our shareholders, including the right of first refusal to purchase such shares and the right of co-sale to sell their shares alongside the proposed share transfer. In addition, they have preemptive rights with respect to any issuance of securities by us. These rights do not apply to this offering. We have also granted these investors customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. For a detailed description of the registration rights, see “Description of Share Capital — Registration Rights.”

          The registration rights and certain information rights of the note holders will remain in effect after the completion of this offering. However, all other rights set forth in the Subscription Agreement will terminate automatically upon the completion of this offering.

Transactions with QUALCOMM

          In December 2003, we entered into a memorandum of understanding with QUALCOMM to confirm mutual intentions and understandings regarding the establishment of a wholly-owned subsidiary of our company to engage solely in CDMA-related business. Pursuant to this memorandum of understanding, we established TechFaith Shanghai in March 2004 and entered into several license agreements with QUALCOMM for the development of CDMA 1X mobile phones. Under these license agreements, we have obtained a non-exclusive license to manufacture, use and sell CDMA cards and components using certain intellectual property of QUALCOMM. In addition, we have obtained QUALCOMM’s technical support for certain particular process technologies and design platforms.

Transactions with NEC

          On September 26, 2003, we entered into a joint venture agreement with NEC for the establishment of STEP Technologies, which was formed in November 2003. We contributed US$4.2 million and NEC contributed US$1.8 million as the registered capital of STEP Technologies, in return for a 70% and 30%, respectively, equity interest in STEP Technologies. Pursuant to the joint venture agreement, NEC’s consent is required for certain matters of STEP Technologies, including amendment of the articles of association, profit distribution or loss treatment, sale or transfer of intangible assets, and investment in any other entity.

          Since March 2003, we have entered into several business contracts with Wuhan NEC, a Chinese subsidiary of NEC, pursuant to which we have provided mobile handset design services to Wuhan NEC. In 2003 and 2004, we derived net revenue of approximately US$4.1 million and US$14.9 million, respectively, from these business contracts. We expect to enter into additional business contracts with NEC and its subsidiaries after completion of this offering.

          In June 2004, we entered into a written agreement with Wuhan NEC, with respect to a mobile handset model we designed for and accepted by Wuhan NEC in December 2003. Under the agreement, we were required to pay Wuhan NEC US$1.5 million by October 29, 2004 to compensate its losses allegedly arising from the delay in the design schedule, certain software quality problems and changes of the initial design in the design process. At the time of execution of the agreement, it was the mutual understanding of both parties that Wuhan NEC would terminate the agreement and all of our obligations thereunder if the sales of the two new models of mobile handsets designed by us were satisfactory to Wuhan NEC. The sales of the two new models in September and October 2004 were satisfactory to Wuhan NEC and accordingly, Wuhan NEC orally agreed to terminate the agreement and all of our obligations thereunder in October 2004. We and Wuhan NEC entered into a new written agreement in December 2004 to affirm our previous oral agreements, clarify that the design quality issues were attributable to the components supplied by a third party and declare the June 2004 agreement to be void and ineffective from the date thereof.

Transactions with SEF

          Our Chairman and Chief Executive Officer, Mr. Defu Dong, co-founded Beijing Sino-Electronics Future Telecommunication R&D, Ltd., or SEF, a mobile handset design house, in February 2001. He was a director, shareholder and the Chief Executive Officer of SEF from its inception until July 2002. Mr. Wensheng Tan is, and was at all relevant times, a shareholder of both our company and SEF.

          On September 18, 2003, Lenovo, SEF and TechFaith China entered into an agreement pursuant to which SEF assigned to TechFaith China and TechFaith China assumed without payment all the rights and obligations under three product technology development cooperation agreements entered into between Lenovo and SEF. Under the assignment and novation agreement, SEF agreed to act as a guarantor of the obligations of TechFaith China and continue to observe certain restrictions.

          On October 20, 2003, TechFaith China and SEF entered into five transfer agreements pursuant to which SEF agreed to transfer to TechFaith China without consideration three patents and two patent applications that were principally developed by some employees of SEF who subsequently joined TechFaith China.

          On January 18, 2004, SEF, TechFaith China and Skyworks Solutions entered into an agreement pursuant to which SEF assigned to TechFaith China all the rights under an April 2002 development and license agreement between SEF and Skyworks Solutions in return for TechFaith China’s payment of US$0.3 million to SEF. The consideration was determined based on the remaining pro rata share of the total license fee previously paid by SEF to Skyworks Solutions for the five year license period.

          We entered into a lease agreement dated July 31, 2003 with SEF with respect to part of our premises in Beijing. Our lease expires in July 2008. During the term of our lease, we are required to pay SEF a quarterly rent of US$34,177.

          In 2003 and 2004, we reimbursed SEF an aggregate amount of US$0.55 million and US$nil, respectively, for certain staff remuneration that SEF paid on behalf of our company before we established our statutory employee welfare reserve system under PRC law.

Transactions with Beijing Qidi

          Transfer of Mobile Handset Design Contracts. We previously owned a 49% interest in Beijing Qidi, a company formed in September 2002 to provide wireless solutions to wireless manufacturers and brand owners in China. We sold our equity interest in Beijing Qidi to another shareholder of Beijing Qidi unrelated to us for US$1.2 million in September 2003.

          On December 5, 2003, Guangzhou Rowa Communication Company Limited, or Rowa, Beijing Qidi and TechFaith Beijing entered into an agreement pursuant to which Beijing Qidi assigned and novated to TechFaith Beijing, effective from January 1, 2004, all the rights and obligations under a mobile handset project cooperation agreement dated June 20, 2003 entered into between Rowa and Beijing Qidi, whereby Rowa engaged Beijing Qidi to design mobile handsets and agreed to pay Beijing Qidi design fees and royalties for its design services. TechFaith Beijing did not make any payment to Beijing Qidi in connection with this assignment.

          On December 31, 2003, Guangzhou Southern High-Tech Co., Ltd., or Soutec, Beijing Qidi and TechFaith Beijing entered into an agreement pursuant to which Beijing Qidi assigned and novated to TechFaith Beijing, effective from January 1, 2004, all the rights and obligations under a product technology development cooperation agreement dated May 13, 2003 entered into between Soutec and Beijing Qidi, whereby Soutec engaged Beijing Qidi to design mobile handsets and agreed to pay Beijing Qidi design fees and royalties for its design services. TechFaith Beijing did not make any payment to Beijing Qidi in connection with this assignment.

          On December 31, 2003, Guangzhou Jingpeng Digital Communication Company Limited, or Jingpeng, Beijing Qidi and TechFaith Beijing entered into an agreement pursuant to which Beijing Qidi assigned and novated to TechFaith Beijing, effective from January 1, 2004 all the rights and obligations under a mobile handset project cooperation agreement dated June 12, 2003 entered into between Jingpeng and Beijing Qidi, as supplemented, whereby Jingpeng engaged Beijing Qidi to design mobile handsets and agreed to pay Beijing Qidi design fees and royalties for its design services. TechFaith Beijing did not make any payment to Beijing Qidi in connection with this assignment.

          Settlement with CECW. In September 2003, CECW, one of our competitors, sued Beijing Qidi, a former affiliate, and 18 individuals, including our director Baozhuang Huo, a former hardware design manager at CECW, in the Beijing First Intermediate People’s Court, claiming that Beijing Qidi and the individuals had engaged in unfair competition. In December 2003, CECW also initiated arbitration proceedings against four individuals, including Mr. Huo, claiming that these individuals had violated the non-competition restrictions set forth in their respective employment agreements with CECW. In January 2004, we settled these claims with CECW on behalf of Beijing Qidi, Mr. Huo and the other individuals involved. In connection with the settlement, Beijing Qidi assigned three mobile handset project cooperation agreements to us. CECW subsequently withdrew all of its claims, and the litigation and arbitration were dismissed. Mr. Huo and several other individuals involved in the litigation joined our company in January 2004. The settlement was recorded as cost for the acquisition of intangible assets in our financial statements in 2004 at its cost, which estimated the fair market value of the intangible assets acquired in exchange for the settlement of this claim.

DESCRIPTION OF SHARE CAPITAL

          We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

          As of the date of this prospectus, our authorized share capital consists of 50,000,000,000,000 ordinary shares, with a par value of US$0.00002 each. As of the date of this prospectus, there are 566,037,734 ordinary shares issued and outstanding, assuming the conversion of all of our convertible notes.

          Our shareholders have recently approved an amended and restated memorandum and articles of association of our company, which will become effective immediately upon the trading of our ADSs on the Nasdaq National Market. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

          General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

          Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and our amended and restated memorandum and articles of association.

          Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.

          A quorum required for a meeting of shareholders consists of holders of at least one-third of our total outstanding shares present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

          An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

          Transfer of Shares. Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

          Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the Nasdaq National Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

          If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

          Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

          Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

          Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

          Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

          Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

          The following is a summary of our securities issuances since our inception in July 2002.

          Ordinary Shares. In September 2003, TechFaith BVI issued a total of 50,000,000 ordinary shares at par value to six individuals, including our founders, through a private placement.

          Convertible Notes. In April 2004, TechFaith BVI issued interest-free notes in the aggregate principal amount of US$14 million to HTF, QUALCOMM, SeaBright and Intel pursuant to a note subscription and rights agreement. Pursuant to a transfer and assumption agreement entered into in November 2004, we assumed TechFaith BVI’s obligations under the note subscription and rights agreement and the notes. The notes will be repayable upon demand (1) on April 16, 2007 or at any time thereafter, or (2) at any time after the occurrence of an event of default. The notes are convertible into our ordinary shares. Immediately prior to the closing of this offering, the notes will be automatically converted into our ordinary shares without any further action of any party at the then effective conversion price.

Differences in Corporate Law

          The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

          Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

          When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

          If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

          Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Registration Rights

          We have granted registration rights to the holders of our convertible notes in connection with their subscription for the notes in April 2004. Set forth below is a description of the registration rights granted to the note holders.

          Demand Registration Rights. At any time commencing six months after this offering, holders of a majority of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities, except other than pursuant to a registration statement on Form F-4, S-4 or S-8, so long as the aggregate amount of securities to be sold under the registration statement exceeds $5.0 million. However, we are not obligated to effect any such demand registration if we have within the six month period preceding the demand already effected a registration or if such holders had an opportunity to be included in a registration pursuant to their piggyback registration rights. We have the ability to delay or withdraw the filing of a registration statement for up to ninety days if our board of directors determines there is a valid business reason to delay such filing. We are not obligated to effect such demand registrations on more than two occasions.

          Form F-3 Registration Rights. Upon our company becoming eligible for use of Form F-3 or S-3, holders of a majority of the registrable securities have the right to request we file a registration statement under Form F-3 or S-3. Such requests for registrations are not counted as demand registrations.

          Piggyback Registration Rights. If, at any time after this offering, we propose to file a registration statement with respect to an offering for our own account, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement, other than pursuant to a registration statement on Form F-4, S-4 or S-8. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares on the same terms and conditions as the securities of our company.

          Expenses of Registration. We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective; except, shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities, and shall bear the fees and expenses of their own counsel.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

          The Bank of New York, as depositary, will execute and deliver ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent 15 shares (or a right to receive 15 shares) deposited with the principal Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary under the deposit agreement referred to below. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

          You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

          As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

          The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, which are filed as exhibits to the registration statement that includes this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

          The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. The exchange rate the depositary uses will be the market rate prevailing on the date on which the depositary enters into the currency exchange contract. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation — United States Federal Income Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

          The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

          The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

How do ADS holders cancel an ADR and obtain shares?

          You may surrender your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do you vote?

          You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to.

Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

          The depositary will try, in so far as practical, subject to the Cayman Islands law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct.

          We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:

• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.02 (or less) per ADS	• Any cash distribution to you

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

• $.02 (or less) per ADSs per calendar year (to the extent the depositary has not collected a cash distribution fee of $.02 per ADS during that year)	• Depositary services

• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary in converting foreign currency to U.S. dollars	• As necessary

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Hong Kong market.

Payment of Taxes

          The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
•     Change the nominal or par value of our shares

•     Reclassify, split up or consolidate any of the deposited securities

•     Distribute securities on the shares that are not distributed to you
The cash,
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

          We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

          The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

          After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, (3) sell rights and other property, and (4) deliver shares and other deposited securities upon cancellation of ADRs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

          The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

          In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

          Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

          The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

          You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

          This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

          The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer

•	owns the shares or ADRs to he deposited,

•	assigns all beneficial rights, title and interest in the shares or ADRs to the depositary, and

•	will not take any action with respect to such shares or ADRs that is inconsistent with the transfer of beneficial ownership, other than in satisfaction of such pre-release;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate; and

•	the depositary must be able to close out the pre-release on not more than five business days’ notice.

          In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

SHARES ELIGIBLE FOR FUTURE SALE

          Upon completion of this offering, we will have outstanding 8,726,957 ADSs, representing approximately 19.9% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be quoted on the Nasdaq National Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

          Our directors, executive officers and principal shareholders have signed lock-up agreements under which they have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances described in “Underwriting — No Sale of Similar Securities.” After the expiration of the lock-up period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

          In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 6,581,834 ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

          Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

          Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

          In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or a written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

          Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lockup agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

          The following discussion of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Registration Statement, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us. To the extent the discussion relates to matters of United States law or legal conclusions and subject to the qualifications herein, it represents the opinion of Latham & Watkins LLP, our special U.S. counsel.

Cayman Islands Taxation

          The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

          In the opinion of Latham & Watkins LLP, the following discussion describes the material U.S. federal income tax consequences under present law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders (as defined below) that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

          The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

          The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

          The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions could also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

          Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

          With respect to noncorporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under recently published Internal Revenue Service authority, our ADSs (which we expect will be listed on the Nasdaq National Market), but not our ordinary shares, will be readily tradable on an established securities market in the United States. However, it is possible that our ADSs could cease to be listed on the Nasdaq National Market or that the requirements for what constitutes being “readily tradable on an established securities market in the United States” will change, and therefore there can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. If the requirements for any dividends paid by us to be qualified dividend income are not met, such dividends will be taxable to you as ordinary income. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

          Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” Recently enacted legislation will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under this recently enacted legislation, dividends distributed by us with respect to ADSs or ordinary shares would constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

          To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of Shares

          Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. holder, including an individual who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

          We do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year. Our expectation for our current taxable year is based in part on our estimates of the value of our assets, as determined by estimates of the price of our ordinary shares as of May 3, 2005 (prior to our listing of our ADSs on Nasdaq National Market), and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for 2005 will not be determinable until the close of the 2005 taxable year. We cannot make any determinations as to our PFIC status for future taxable years and accordingly there can be no assurance that we will not be a PFIC in any future taxable year. As a result, Latham & Watkins LLP is not opining on our PFIC status for our current or future taxable years. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

          We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

          We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

          If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

          The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

          Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

          The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. We expect that the ADSs will be listed on Nasdaq National Market and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC. The mark-to-market election will not be available for holders of our ordinary shares.

          If a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

          If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

          You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

          Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

          Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

          We, together with the selling shareholders, intend to offer the ADSs through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below and as the bookrunner of this offering. Subject to the terms and conditions contained in the underwriting agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of ADSs listed opposite their names below.

Number
Underwriter	of ADSs

Merrill Lynch, Pierce, Fenner & Smith Incorporated	6,108,871
Lehman Brothers Inc.	2,007,200
CIBC World Markets Corp.	610,886

Total	8,726,957

          The underwriters have agreed to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs is purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

          We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The representative has advised us and the selling shareholders that the underwriters propose initially to offer the ADSs to the public at the public offering price on the cover page of this prospectus, and to certain dealers at that price less a concession not in excess of US$0.6825 per ADS. The underwriters may allow, and the dealers may re-allow, a concession not in excess of US$0.10 per ADS to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to TechFaith and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

	Per ADS		Without Option		With Option

Public offering price	US$	16.2500	US$	141,813,051	US$	160,577,154
Underwriting discount	US$	1.1375	US$	9,926,913	US$	11,240,401
Proceeds, before expenses, to TechFaith	US$	15.1125	US$	92,836,768	US$	92,836,768
Proceeds, before expenses, to the selling shareholders	US$	15.1125	US$	39,049,370	US$	56,499,985

Over-allotment Options

          Certain of the selling shareholders have granted options to the underwriters to purchase up to 1,154,714 additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

Reserved ADSs

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to 265,000 ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus. These reserved ADSs are not subject to any lock-up restrictions.

No Sale of Similar Securities

          We and our executive officers, directors and shareholders have agreed, with exceptions, not to sell or transfer any of our ordinary shares or ADSs for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares or ADSs,

•	sell any option or contract to purchase any ordinary shares or ADSs,

•	purchase any option or contract to sell any ordinary shares or ADSs,

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs,

•	lend or otherwise dispose of or transfer any ordinary shares or ADSs, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADS whether any such swap or transaction is to be settled by delivery of shares, ADS or other securities, in cash or otherwise.

          This lock-up provision applies to the ordinary shares and ADSs and to securities convertible into or exchangeable or exercisable for or repayable with the ordinary shares or ADSs. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or announce material news or a material event or (2) before the expiration of the lock-up period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Quotation on the Nasdaq National Market

          Our ADSs have been approved for quotation on the Nasdaq National Market under the symbol “CNTF.”

          Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined through negotiations among us, the representative, the bookrunner and the lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative and the lead managers believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

          The underwriters do not expect to sell more than 5.0% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

          Up to 14 investors intend to subscribe for more than 5.0% of this offering.

Price Stabilization, Short Positions and Penalty Bids

          Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representative may engage in transactions that stabilize the price of the ADSs.

          These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us. The representative may close out any covered short position by either exercising the over-allotment option described above or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

          The representative may also impose a penalty bid on underwriters and selling group members. This means that if the representative purchases ADSs in the open market to reduce the underwriter’s short position or to stabilize the price of such ADSs, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those ADSs. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those ADSs.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADS, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADS may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

          Neither we, the selling shareholders nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we, the selling shareholders nor any of the underwriters makes any representation that the representative or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Selling Restrictions

     General

          This prospectus does not constitute an offer of, or an invitation by or on behalf of, us or by or on behalf of the selling shareholders or the underwriters, to subscribe for or purchase, any of the ADSs in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the ADSs in certain jurisdictions may be restricted by law. We, the selling shareholders and the underwriters require persons into whose possession this prospectus comes to inform themselves about and to observe any such restrictions.

     United Kingdom

          Prior to the expiry of a period of six months from the closing date of this offering, no ADSs may be offered or sold, as the case may be, to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, or the Regulations. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received in connection with the issue or sale of any ADSs may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA, does not apply to us. All applicable provisions of the Regulations and of the FSMA with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom must be complied with.

     France

          Neither this prospectus nor any offering material relating to ADSs has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France, and the ADSs will not be offered or sold and copies of this prospectus or any offering material relating to the ADSs may not be distributed, directly or indirectly, in France, except to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

     Germany

          This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority. The ADSs may not be offered or sold and copies of this prospectus or any document relating to the ADSs may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act. No steps will be taken that would constitute a public offering of the ADSs in Germany.

     Italy

          The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, the ADSs may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the ADSs or distribution of copies of this prospectus or any other document relating to the ADSs in Italy must (1) be made in accordance with all applicable Italian laws and regulations, (2) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended (the “Banking Law Consolidated Act”) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (3) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (4) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

     Switzerland

          The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

     Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (subject to certain filing requirements):

•	to an institutional investor or other person specified in Section 274 of the SFA;

•	to a sophisticated investor (as defined in Section 275 of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

     Hong Kong

          The ADSs may not be offered or sold in Hong Kong by means of any document other than to (i) professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong and any rules made thereunder, or (ii) in circumstances that do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of the laws of Hong Kong or that do not constitute an offer to the public within the meaning of that Ordinance. No invitation, advertisement or document relating to the ADSs may be issued, whether in Hong Kong or elsewhere, that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs that are intended to be disposed of only to persons outside Hong Kong or only to professional investors, as defined under the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong and any rule made thereunder.

     Japan

          The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, and may not be offered or sold in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws and regulations of Japan.

     Cayman Islands

          We will not offer or sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

     Netherlands

          The ADSs may not be, directly or indirectly, offered or sold in the Netherlands other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

EXPENSES RELATING TO THIS OFFERING

          Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$	19,774
Nasdaq National Market Listing Fee	US$	100,000
National Association of Securities Dealers, Inc. Filing Fee	US$	17,300
Printing and Engraving Expenses	US$	350,000
Legal Fees and Expenses	US$	1,210,000
Accounting Fees and Expenses	US$	1,200,000
Miscellaneous	US$	793,000

Total	US$	3,690,074

LEGAL MATTERS

          The validity of the ADSs and certain other legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Guantao Law Firm and for the underwriters by Commerce & Finance Law Offices. Latham & Watkins LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands’ law, and Guantao Law Firm with respect to matters governed by PRC law.

EXPERTS

          Our consolidated financial statements as of December 31, 2002, 2003 and 2004 and for the period from July 26, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004 included in this prospectus have been audited by Deloitte Touche Tohmatsu, independent registered public accounting firm, as stated in their report appearing in this prospectus, and are included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

          Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of December 31, 2002, 2003 and 2004	F-3
Consolidated statements of operations for the period from July 26, 2002 (date of inception) to December 31, 2002 and the years ended December 31, 2003 and 2004	F-4
Consolidated statements of shareholders’ equity and comprehensive income for the period from July 26, 2002 (date of inception) to December 31, 2002 and the years ended December 31, 2003 and 2004	F-5
Consolidated statements of cash flows for the period from July 26, 2002 (date of inception) to December 31, 2002 and the years ended December 31, 2003 and 2004	F-6
Notes to the consolidated financial statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Techfaith Wireless Communication Technology Limited:

          We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited and its subsidiaries (the “Company”) as of December 31, 2002, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the period from July 26, 2002 (date of inception) to December 31, 2002, and the years ended December 31, 2003 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Techfaith Wireless Communication Technology Limited and its subsidiaries as of December 31, 2002, 2003 and 2004 and the results of their operations and their cash flows for each of the periods referred to above in conformity with accounting principles generally accepted in the United States of America.

/s/     DELOITTE TOUCHE TOHMATSU

Hong Kong
March 21, 2005

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	December 31,		December 31,

	2002	2003	2004	2004

				Pro Forma
				(Unaudited)
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$11	$7,699	$35,086	$35,086
Accounts receivable, net of allowances of nil in 2002, 2003, and 2004	—	5,230	7,760	7,760
Notes receivable	—	—	2,296	2,296
Marketable securities	—	—	346	346
Deposit	—	3,987	3,740	3,740
Inventories	—	732	5,030	5,030
Prepaid expenses and other current assets	1,232	386	2,254	2,254

Total current assets	$1,243	$18,034	$56,512	$56,512

Deposits for acquisition of plant, machinery and equipment, and acquired intangible assets	483	1,061	529	529
Plant, machinery and equipment, net	701	4,816	9,556	9,556
Acquired intangible assets, net	—	—	945	945
Investment in an affiliate	1,191	—	—	—

TOTAL ASSETS	$3,618	$23,911	$67,542	$67,542

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	$—	$300	$—	$—
Accounts payable	—	730	2,834	2,834
Accrued expenses and other current liabilities	1,201	1,342	4,617	3,620
Advance from customers	—	5,952	16,418	16,418

Total current liabilities	$1,201	$8,324	$23,869	$22,872

Convertible notes	$—	$4,000	$11,887	$—

Derivative liability	$—	$—	$1,956	$—

Minority interests	$—	$1,763	$1,740	$1,740

Commitments (Note 17)
Shareholders’ equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, Nil in 2002, and 500,000,000 in 2003 and 2004 (566,037,734 (unaudited) shares issued and outstanding on a pro forma basis)	$—	$10	$10	$11
Registered capital	2,416	—	—	—
Additional paid-in capital	—	4,832	4,832	18,831
Accumulated other comprehensive income	—	25	47	47
Retained earnings	1	4,957	23,201	24,041

Total shareholders’ equity	2,417	9,824	28,090	42,930

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,618	$23,911	$67,542	$67,542

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	For the
	Period from
	July 26, 2002
	(date of	For the	For the
	inception) to	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2002	2003	2004

Revenues:
Design fees	$—	$7,947	$29,495
Royalty income	—	1,259	6,961
Component products	—	471	10,104

Total net revenues	—	9,677	46,560

Cost of revenues
Design fees	—	2,260	10,951
Royalty income	—	—	725
Component products	—	371	8,208

Total cost of revenues	—	2,631	19,884

Gross profit	—	7,046	26,676

Operating expenses:
General and administrative	(6)	(968)	(4,771)
Research and development	—	(700)	(2,506)
Selling and marketing	—	(39)	(694)
Impairment of acquired intangible assets	—	(423)	—

Total operating expenses	(6)	(2,130)	(7,971)

(Loss) income from operations	(6)	4,916	18,705
Interest expense	—	(12)	(1,756)
Interest income	—	10	108
Other income	—	—	302
Change in fair value of call option	—	—	862

(Loss) income before income taxes	(6)	4,914	18,221
Income taxes	—	—	—

(Loss) income before minority interests	(6)	4,914	18,221
Minority interests	—	49	23
Equity in earnings (loss) of an affiliate	7	(225)	—
Gain on disposal of an affiliate	—	218	—

Net income	$1	$4,956	$18,244

Net income per share:
Basic	$—	$0.02	$0.04

Diluted	$—	$0.02	$0.03

Shares used in computation:
Basic	—	242,465,753	500,000,000

Diluted	—	243,074,581	551,823,942

Pro forma net income per share (unaudited) (Note 2(x)):
Basic	$—	$0.02	$0.03

Diluted	$—	$0.02	$0.03

Shares used in computation (unaudited) (Note 2(x)):
Pro forma basic	—	243,074,581	551,823,942

Pro forma diluted	—	243,074,581	551,823,942

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

					Accumulated
	Ordinary Shares			Additional	Other		Total
			Registered	Paid-In	Comprehensive	Retained	Shareholders’	Comprehensive
	Number	Amount	Capital	Capital	Income	Earnings	Equity	Income

Cash injection as registered capital of Techfaith China upon its date of inception on July 26, 2002	—	$—	$2,416	$—	$—	$—	$2,416	$—
Net income	—	—	—	—	—	1	1	1

Balance at December 31, 2002	—	—	2,416	—	—	1	2,417	$1

Issue of ordinary shares on September 1, 2003	500,000,000	10	—	—	—	—	10	$—
Cash injection as registered capital of Techfaith Beijing upon its date of inception on September 5, 2003	—	—	2,416	—	—	—	2,416	—
Transfer of registered capital of Techfaith China and Techfaith Beijing to TechFaith BVI	—	—	(4,832)	4,832	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	25	—	25	25
Net income	—	—	—	—	—	4,956	4,956	4,956

Balance at December 31, 2003	500,000,000	10	—	4,832	25	4,957	9,824	$4,981

Foreign currency translation adjustments	—	—	—	—	(10)	—	(10)	$(10)
Unrealized gain on available-for-sale marketable securities	—	—	—	—	32	—	32	32
Net income	—	—	—	—	—	18,244	18,244	18,244

Balance at December 31, 2004	500,000,000	$10	$—	$4,832	$47	$23,201	$28,090	$18,266

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	For the
	Period from
	July 26, 2002
	(date of	For the	For the
	inception) to	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2002	2003	2004

Operating activities:
Net income	$1	$4,956	$18,244
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization of plant, machinery and equipment	—	574	2,355
Amortization of acquired intangible assets	—	60	996
Amortization of discount on issuance of convertible notes	—	—	705
Impairment of acquired intangible assets	—	423	—
Realised gain on investment in marketable securities	—	—	(67)
Gain on disposal of an affiliate	—	(218)	—
Loss on disposal of plant, machinery and equipment	—	—	215
Minority interests	—	(49)	(23)
Equity in (earnings) loss of an affiliate	(7)	225	—
Change in fair value of call option	—	—	(862)
Changes in operating assets and liabilities:
Accounts receivable	—	(5,230)	(2,530)
Notes receivable	—	—	(2,296)
Inventories	—	(732)	(4,298)
Prepaid expenses and other current assets	(1,232)	846	(1,868)
Accounts payable	—	730	2,104
Accrued expenses and other current liabilities	5	1,179	2,668
Advance from customers	—	5,952	10,466

Net cash (used in) provided by operating activities	(1,233)	8,716	25,809

Investing activities:
Deposit paid	—	(3,987)	(3,740)
Deposits paid for acquisition of plant, machinery and equipment, and acquired intangible assets	(483)	(1,061)	(529)
Purchase of plant, machinery and equipment	(701)	(4,531)	(5,643)
Purchase of marketable securities	—	—	(4,289)
Purchase of acquired intangible assets	—	—	(1,941)
Investment in an affiliate	(1,184)	—	—
Proceeds from sale of investment in an affiliate	—	1,184	—
Proceeds from sale of marketable securities	—	—	8,029
Proceeds from sale of plant, machinery and equipment	—	—	1

Net cash used in investing activities	(2,368)	(8,395)	(8,112)

Financing activities:
Proceeds from convertible notes	—	4,000	10,000
Proceeds on issue of ordinary shares of TechFaith BVI	—	10	—
Capital contribution to Techfaith China, Techfaith Beijing and STEP Technologies	2,416	4,228	—
Proceeds from short-term loan	—	300	—
Repayment of short-term loan	—	—	(300)
Advance from third parties	1,196	635	—
Repayment to third parties	—	(1,831)	—

Net cash provided by financing activities	3,612	7,342	9,700

Effect of exchange rate changes	—	25	(10)

Net increase in cash and cash equivalents	11	7,688	27,387
Cash and cash equivalents at the beginning of the period	—	11	7,699

Cash and cash equivalents at the end of the period	$11	$7,699	$35,086

Supplemental cash flow information:
Cash paid during the period for:
Interest	$—	$1	$12

Income taxes	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	Organization and Principal Activities

          China Techfaith Wireless Communication Technology Limited (“TechFaith” or “the Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries include the following:

	Date of	Place of	Percentage
Subsidiary	Incorporation	Incorporation	Ownership

Techfaith Wireless Communication Technology (Beijing) Limited (formerly known as Beijing Techfaith R&D Technology Co., Ltd.) (“Techfaith China”)	July 26, 2002	People’s Republic of China (the “PRC”)	100%
Techfaith Wireless Communication Technology Limited (“TechFaith BVI”)	July 8, 2003	British Virgin Islands (the “BVI”)	100%
Great Earnest Technology Limited (“Great Earnest”)	August 8, 2003	BVI	100%
Techfaith Wireless Communication Technology (Beijing) Limited II (formerly known as Beijing Centel Technology R&D Co., Ltd.) (“Techfaith Beijing”)	September 5, 2003	PRC	100%
Leo Technology Limited (“Leo Technology”)	October 15, 2003	BVI	100%
STEP Technologies (Beijing) Co., Ltd. (“STEP Technologies”)	November 20, 2003	PRC	70%
First Achieve Technology Ltd., (“First Achieve”)	December 29, 2003	Hong Kong	100%
Finest Technology Limited (“Finest Technology”)	January 8, 2004	BVI	100%
Techfaith Wireless Communication (Shanghai) Limited (formerly known as Leadtech Communication Technology (Shanghai) Limited) (“Techfaith Shanghai”)	March 22, 2004	PRC	100%

          These companies have been entities under common control which has established the basis to consolidate them from their inception. Accordingly, the accompanying financial statements include the financial statements of TechFaith, its wholly owned subsidiaries, which consist of Techfaith China, TechFaith BVI, Great Earnest, Techfaith Beijing, Leo Technology, First Achieve, Finest Technology, Techfaith Shanghai and its joint venture interest in STEP Technologies. TechFaith and all of its subsidiaries, including STEP Technologies, are collectively referred to as the “Group”.

          The Group is principally engaged in the provision of customized handset design solutions, which span the entire handset development cycle, from market and industry research, through detailed design and prototype testing, to pilot production and production support. The Group designs handsets for use on Global System for Mobile Communications (GSM)/ General Packet Radio Services (GPRS), Code Division Multiple Access (CDMA) and Wideband CDMA (WCDMA) networks based on major baseband technology platforms, including those developed by QUALCOMM, Inc., Philips AG, Texas Instruments, Inc., and Skyworks Solutions, Inc. (“Skyworks”).

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

          From inception through December 31, 2002, the Group was in the development stage and its efforts were devoted to start-up activities. In March 2003, the Group commenced its planned principal operations.

          On November 9, 2004 all issued shares of TechFaith BVI were converted into ordinary shares of the Company, who then became the holding company of the Group.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

          The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Basis of Consolidation

          The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation. An affiliated company where the Company owns 49% of the company is accounted for using the equity method. The Company’s share of earnings of the affiliate is included in the accompanying consolidated statements of operations.

(c)	Cash and Cash Equivalents

          Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(d)	Notes receivable

          Notes receivable represent bank and commercial acceptance drafts that are non-interest bearing and due within one year.

(e)	Marketable Securities

          Marketable securities primarily consist of debt securities and are classified as available for sale marketable securities. Investments with maturities beyond one year may be classified as short-term based on their liquid nature and because such securities are available for current operations. Marketable securities are carried at fair market value with unrealized gains (losses) reported as a component of accumulated other comprehensive income in shareholders’ equity. The specific identification method is used to determine the cost of securities. Realized gains and losses are reflected in other income.

(f)	Use of Estimates

          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, allowance for doubtful accounts, useful lives and impairment for plant, machinery and equipment.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

(g)	Certain Significant Risks and Uncertainties

          The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: changes in the overall demand for customized handset design solutions; competition from other competitors; advances and trends in new technologies and industry standards; changes in certain strategic relationship or customer relationships; regulatory or other factors; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; pressures in the form of new products or price reductions on current products; and changes in third party manufacturers.

(h)	Plant, Machinery and Equipment, Net

          Plant, machinery and equipment, net are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the lease terms or 4 years
Motor vehicles	4 years
Plant and machinery	4 years
Furniture, fixtures and equipment	4 years
Software	3 years

(i)	Acquired Intangible Assets, Net

          Acquired intangible assets, net have definite lives and are capitalized and amortized on a straight-line basis over their expected useful economic lives as summarized in Note 9.

(j)	Inventories

          Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method.

(k)	Impairment of Long-Lived Assets

          The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

(l)	Research and Development Costs

          Research and development costs are expensed as incurred.

(m)	Revenue Recognition

          The Group’s revenues are primarily derived from design and development of handset solutions, and to a lesser extent, sales of component products which include the sale of printed circuit board (“PCB”), wireless modules and other electronic components. The Group earns its revenue mainly through design fee,

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

royalties, and sales of component products. The Group recognizes revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred.

          Design fee is generated from design and development of handset solutions for customers. The handset design process normally includes industry, hardware, software, mechanical engineering design, testing and quality assurance, pilot production, production support and other incidental support requested by customers. Because the software element of the handset has been deemed more than incidental for the handset design process taken as a whole, the Company recognizes revenues in accordance with Statement of Position (“SOP”) 97-2. The handset design process requires significant production, development and customization of software, accordingly, as prescribed by SOP 97-2 revenue is recognized using the percentage of completion method in accordance with SOP 81-1, “Accounting for Performance of Construction Type and Certain Performance Type Contracts.” In general, three milestones are identified in the Group’s design contracts with customers. When the mobile handset design receives the approval verifying its conformity with applicable industry standards, in the case of GSM-based handsets, the full type approval, or FTA, for its conformity with GSM standards, the Group achieves the first milestone with respect to the design. When the mobile handset design receives regulatory approval for its use in the intended country, in the case of China, a China type approval, or CTA, the Group achieves the second milestone. When the customer accepts the mobile handset design and is ready to begin mass production of mobile handsets based on the Group’s design, the Group achieves the last milestone, which the Group refers to as shipping acceptance, or SA. The Group recognizes revenue only upon achievement of each milestone (i.e. FTA, CTA and SA), which is consistent with the use of an output measure. The percentage of completion designated for each milestone, however, is the percentage that would be obtained by using an input measure (i.e. labor hours and other relevant costs incurred). The Group believes that designating the percentage of completion for each milestone based on labor hours and other relevant costs incurred, as opposed to by reference to the amounts that become billable at the milestone, is more reflective of the progress completed through the date of the milestone. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the milestone has been achieved and/or accepted by the customer.

          Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. When current cost estimates indicate a loss is expected to be incurred, the entire loss is recorded in the period in which it is identified.

          Amounts billed in excess of revenue recognized are recorded as advance from customers.

          Royalty income is derived from a variable prescribed rate for each unit of handset manufactured by the customer as the Group retains the design of schematic and layout of the PCB of the handset.

          Revenue from sales of component products, including PCBs, wireless modules and other electronics components is recognized upon delivery of the component products. The customer orders the component products it requires to manufacture mobile handsets from the Group. The Group then outsources the production of the component products to outside manufacturers. The Group records the gross amounts billed to its customers as the Group is the primary obligor in these transactions as the Group has latitude in establishing prices, the Group is involved in the determination of the service specifications, the Group bears the credit risk, the Group bears the inventory risk and the Group has the right to select the suppliers.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

          The Group presents sales net of business tax incurred, which amounts to Nil, $523 and Nil for the period from July 26, 2002 to December 31, 2002, and the years ended December 31, 2003 and 2004, respectively.

(n)	Income Taxes

          Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(o)	Comprehensive Income

          Comprehensive income included unrealized gains and losses on investments and foreign currency translation adjustments and is reported in the consolidated statement of shareholders’ equity.

(p)	Foreign Currency Translation

          The functional currency of the Company’s subsidiaries established in the PRC is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the statement of operations.

          The Company has determined that the U.S. dollar is its functional and reporting currency. Accordingly, assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive income included in the shareholders’ equity.

(q)	Concentration of Credit Risk

          Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

          The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers; however, upfront deposit based on a portion of the design fee under the contract will generally be required to be received when the design contract is entered into. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(r)	Fair Value of Financial Instruments

          The carrying amounts of cash and cash equivalents, marketable securities and short-term loan approximate their fair values due to the short-term maturity of these instruments. The fair value of convertible notes as of December 31, 2004 was estimated at $13,470. The Company utilizes American Appraisal China

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Limited, a third party valuation firm, to determine the fair value of the debt component and conversion option of the convertible notes. The valuation analysis utilized generally accepted valuation methodologies such as the conversion ratio method, straight bond value plus option value and redemption value method.

(s)	Advertising Costs

          The Group expenses advertising costs as incurred and such expenses were minimal for the periods presented. Advertising costs have been included as part of selling and marketing expenses.

(t)	Net Income Per Share

          Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net loss per share in periods when their effect would be anti-dilutive.

(u)	Segment Reporting

          The Group operates and manages its business as a single segment. The Group primarily generates its revenues from customers in the PRC, and accordingly, no geographical information is presented.

(v)	Recently Issued Accounting Pronouncements

          In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statements of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and about the capital structure of entities all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Group’s financial position, cash flows or results of operations.

          In January 2003, the FASB issued Interpretation Number (“FIN”) No. 46, “Consolidation of Variable Interest Entities”. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) special-purpose entities (“SPEs”) created prior to February 1, 2003. The Group must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003, (ii) non-SPEs created prior to February 1, 2003. The Group is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004, and (iii) all entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. Adoption of FIN 46-R did not result in an impact on the consolidated statement of financial position or results of operations.

          In December 2002, the Emerging Issue Task Force (“EITF”) reached a consensus on EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliveries (that is, there are separate units of accounting). In other arrangements, some or all of the deliveries are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This issue addresses when, and if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This issue does not change otherwise applicable revenue recognition criteria. The guidance in this issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on the Group’s consolidated financial statements.

          In December 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”. SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Group’s consolidated financial statements.

          The EITF reached a consensus in EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on the consolidated statement of financial position or results of operations.

(w)	Pro Forma Information

          The pro forma balance sheet information as of December 31, 2004 assumes the conversion upon completion of the initial public offering of the outstanding convertible notes as of December 31, 2004 into ordinary shares.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

(x)	Unaudited Pro Forma Net Income Per Share

          Pro forma basic and diluted income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding convertible notes.

3.	Accounts Receivable

          Accounts receivable consists of the following:

	December 31,

	2002	2003	2004

Billed receivables	$—	$2,729	$6,183
Unbilled receivables	—	2,501	1,577

	$—	$5,230	$7,760

          Unbilled receivables represent amounts earned under design service contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the achievement of certain milestones or completion of the project. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of balance sheet date.

4.	Marketable Securities

          Marketable securities, carried in the accompanying balance sheets at estimated market value, consist of the following:

	December 31, 2004

		Gross	Estimated
	Cost	Unrealized Gains	Market Value

Corporate bond due after one year through five years	$314	$32	$346

          No marketable securities were held by the Group as of December 31, 2002 and 2003.

5.	Deposit

          As of December 31, 2003 and 2004, the Group placed deposit amounting to $3,987 and $3,740, respectively, with a securities house pending investment opportunities in the PRC capital market. The deposit is unsecured and bears interest at prevailing commercial rates.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

6.	Inventories

          Inventories consist of the following:

	December 31,

	2002	2003	2004

Work in progress	$—	$315	$3,445
Component products	—	417	1,585

	$—	$732	$5,030

7.	Prepaid Expenses and Other Current Assets

          Prepaid expenses and other current assets consist of the following:

	December 31,

	2002	2003	2004

Advances to third parties	$1,232	$184	$—
Prepaid expenses	—	40	1,552
Staff advances	—	143	176
Business and value added taxes recoverable	—	19	77
Other	—	—	449

	$1,232	$386	$2,254

8.	Plant, Machinery and Equipment, Net

          Plant, machinery and equipment, net consist of the following:

	December 31,

	2002	2003	2004

Leasehold improvements	$—	$418	$1,817
Motor vehicles	—	—	88
Plant and machinery	—	2,434	5,697
Furniture, fixtures and equipment	—	1,244	2,418
Software	701	1,294	2,313

Total	701	5,390	12,333
Less: Accumulated depreciation and amortization	—	(574)	(2,777)

Plant, machinery and equipment, net	$701	$4,816	$9,556

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

9.	Acquired Intangible Assets, Net

          Acquired intangible assets, net consist of the following:

	December 31,

	2002	2003	2004

Cost:
Technology	$—	$60	$60
Licenses	—	—	1,216
Royalty rights	—	—	725

	—	60	2,001

Accumulated amortization:
Technology	—	(60)	(60)
Licenses	—	—	(271)
Royalty rights	—	—	(725)

	—	(60)	(1,056)

Acquired intangible assets, net	$—	$—	$945

          In 2003, the Group acquired a technology for monochrome screen interface of cellular phone from a third party for $483. Due to technological advancement and market changes, the Group ceased the design and development of monochrome screen cellular phone in the same year and recognized a non-cash impairment charge of this acquired technology. The Group evaluated the recoverability of the acquired intangible asset and fully wrote off its then carrying value of $423 as the asset was no longer expected to recover its net book value through future cash flows.

          In 2004, the Group acquired licenses for technology platform from third parties for $1,216 which are amortized over the shorter of the useful economic life of the relevant technology platform or license period, which is usually 3 to 5 years.

          In 2004, the Group also acquired royalty rights for cellular phone project co-operation agreements from Qidi Century, a then former equity affiliate, through a litigation settlement on behalf of Qidi Century and certain management members of the Group. The royalty rights were recorded at their estimated fair market value of $725 and are amortized over their estimated economic life of 1 year.

          The Group has recorded amortization expense of Nil, $60, and $996 for the years ended December 31, 2002, 2003 and 2004, respectively. The Group will record $264, $264, $199, $150 and $42 for 2005, 2006, 2007, 2008 and 2009, respectively.

10.	Investment in an Affiliate

          In September 2002, the Group established Beijing Qidi Century Communication Technology Limited (“Qidi Century”), a domestic enterprise with limited liability in the PRC with a registered capital of RMB20,000,000, with two independent parties pursuant to which the Group made cash contributions and owned 49% of this affiliate. Qidi Century was established to provide customized cellular phone solutions to cellular phone manufacturers and vendors in the PRC. The Group accounted for its ownership in Qidi Century using the equity method of accounting.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

          In July and September 2003, the Group entered into equity transfer agreements with another shareholder of Qidi Century to sell its entire 49% interest in Qidi Century for an aggregate consideration of $1,184, resulting in a gain on the disposition of $218.

11.	Accrued Expenses and Other Current Liabilities

          Accrued expenses and other current liabilities consist of the following:

	December 31,

	2002	2003	2004

Advances from third parties	$1,196	$—	$—
Rental payable	3	54	43
Accrued wages	2	276	611
Accrued interest	—	11	997
Accrued professional fees	—	—	927
Payable for acquisition of plant, machinery and equipment	—	158	765
Payable for certification fees	—	—	188
Warranty provision	—	48	508
Value added tax and other tax payables	—	320	255
Other	—	475	323

	$1,201	$1,342	$4,617

          The advance from third parties was unsecured, interest free and was repaid as of December 31, 2003.

12.	Income Taxes

          The Company is a tax exempted company incorporated in the Cayman Islands.

          Under the current BVI law, TechFaith BVI’s income is not object to taxation.

          No provision for Hong Kong Profits Tax has been made as First Achieve had no assessable profits earned during the years ended December 31, 2003 and 2004.

          The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (“Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, preferential tax treatment as “new and high technology” companies has been agreed for Techfaith China, Techfaith Beijing and STEP Technologies with the relevant tax authorities and effective in 2002, 2003 and 2004, respectively. All new and high technology companies are entitled to a preferential tax rate of 15% and are entitled to a three-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Laws of the PRC. As of December 31, 2004, Techfaith Shanghai is still in the process of making an application to the relevant tax authorities for the “new and high technology” status; however, no assessable profit has been made by Techfaith Shanghai for the year ended December 31, 2004.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

          The principal components of the timing differences are as follows:

	December 31,

	2002	2003	2004

Deferred tax assets:
Revenue recognition	$—	$1,809	$16,083
Net operating loss carry forwards	—	456	241
Depreciation and amortization	—	264	369

	$—	$2,529	$16,693

          No deferred tax assets related to revenue recognition and net operating loss carry forwards for the period from July 26, 2002 to December 31, 2002, and the years ended December 31, 2003 and 2004, have been recorded, as they are expected to reverse during the tax exemption period. As of December 31, 2003 and 2004, the Group has not recognized deferred tax assets on its accelerated accounting depreciation and amortization since it is more likely than not that the deferred tax assets will not be realized.

          The Group did not have any timing differences relating to deferred tax liabilities as of December 31, 2002, 2003, and 2004.

13.	Short-Term Loan

          In December 2003, the Group borrowed $300 from a third party. The amount was unsecured, bore interest at 8% per annum and was repaid as of December 31, 2004.

          Interest expense for the years ended December 31, 2003 and 2004 was $1 and $12, respectively.

14.	Convertible Notes

          On December 19, 2003, TechFaith BVI issued eight convertible notes in an aggregate principal amount of $4,000 to a strategic investor (the “1st Notes”). The 1st Notes were interest-free; however, should any dividend be declared and distributed by TechFaith BVI, a special interest payment calculated based on an “as converted” basis as if the notes had been converted into ordinary shares of TechFaith BVI, was payable to the noteholder. The conversion price for the notes was subject to certain adjustments and was $0.234 per ordinary share of TechFaith BVI initially. The holder of the 1st Notes could convert the notes into such shares at any time during the period from the date of issuance to December 19, 2005 or the date of listing of the shares of the Company on The Stock Exchange of Hong Kong Limited, whichever was earlier.

          On April 16, 2004, the 1st Notes were, at the election of the noteholder, cancelled and replaced with new notes with the same principal amount, which was issued by TechFaith BVI concurrently with the issuance of additional convertible notes in an aggregate principal amount of $10,000 to other strategic investors (hereinafter collectively referred to as “2nd Notes”) pursuant to a note subscription and rights agreement dated April 9, 2004 (the “Agreement”) with the same interest terms as the 1st Notes. The conversion price for the 2nd Notes is $0.212 per ordinary share of TechFaith BVI, subject to certain adjustments and can be converted into such shares at any time from the date of issuance to April 16, 2007. The notes not previously converted or repaid, shall be automatically converted into ordinary shares of TechFaith BVI or its parent company without any further action of any party, into that number of ordinary shares pursuant to the then effective conversion price, upon the closing of TechFaith BVI’s or its parent company’s initial public offering or a substantial sale of the shares in TechFaith BVI pursuant to the relevant

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

terms as stipulated in the Agreement. After April 16, 2007, the holders of the then outstanding notes may require TechFaith BVI to redeem all or part of the notes upon occurrence of certain events, including an event of default or TechFaith BVI’s merger or consolidation with another entity. The redemption price is the greater of (a) the principal amount plus accrued and unpaid interest or (b) the fair value of the ordinary shares into which such notes are convertible.

          The embedded conversion option of the convertible notes has been recorded at its fair value of $2,818 at the issuance and accounted for separately as a derivative liability. The Group will account for the derivative liability relating to the conversion option by adjusting the liability to its estimated fair value at each subsequent balance sheet date, with adjustments recorded as other non-operating income or expense.

15.	Related Party Transactions

Transactions with a Director and management members

          In October 2003, TechFaith China, and Mr. Dong Defu, a director of TechFaith BVI, and Mr. Fang Yibo and Mr. Liu Jun, management members of Techfaith China, entered into a patent application transfer agreement pursuant to which Mr. Dong Defu, Mr. Fang Yibo and Mr. Liu Jun agreed to transfer a patent application to Techfaith China for nil consideration.

Transactions with Beijing Sino-Electronics Future Telecommunication R&D, Ltd. (“SEF”)

          A principal shareholder of the Company was during the relevant time periods below, a principal shareholder in SEF. On January 18, 2004, SEF, Techfaith China and Skyworks entered into an agreement pursuant to which SEF assigned to Techfaith China all the rights under an April 2002 development and license agreement between SEF and Skyworks in return for Techfaith China’s payment of $338 to SEF. The consideration was determined based on the remaining pro rata share of the total license fee previously paid by SEF to Skyworks for the five-year license period.

          On September 18, 2003, an external customer, SEF and Techfaith China entered into an agreement pursuant to which SEF assigned and novated to Techfaith China without consideration all the rights and obligations under three product technology development cooperation agreements entered into between the outside customer and SEF. Under the assignment and novation agreement, SEF agreed to act as guarantor of the obligations of Techfaith China and continue to observe certain restrictions.

          On October 20, 2003, Techfaith China and SEF entered into five transfer agreements pursuant to which SEF agreed to transfer to Techfaith China without consideration three patents and two patent applications that were principally developed by certain key members of SEF who subsequently joined Techfaith China.

          For the years ended December 31, 2003 and 2004, the Group reimbursed SEF an aggregate amount of $550 and Nil, respectively, for certain staff remuneration that SEF paid on behalf of the Group.

          The Group also entered into a lease agreement dated July 31, 2003 with SEF with respect to office premises in Beijing which expires in July 2008. During the term of the lease, the Group is required to pay SEF a quarterly rent of $34.

16.	Segment and Geographic Information

          The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

the Group. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

Geographic Information

          The Group operates in the PRC and all of the Group’s long lived assets are located in the PRC.

17.	Commitments

(a)	Operating Lease as Lessee

          The Group leases certain office premises under non-cancelable leases which expire in 2008. The Group also leased certain plant and machinery during the year ended December 31, 2003. Rental expense under operating leases for the period from July 26, 2002 to December 31, 2002, and the years ended December 31, 2003 and 2004 were $3, $457, and $509, respectively,

          Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2004 were as follows:

Fiscal year ending
2005	$694
2006	533
2007	316
2008	85

Total	$1,628

(b)	Capital Commitments

          Capital commitments for purchase of plant, machinery and equipment as of December 31, 2002, 2003 and 2004 was Nil, $299, and $655, respectively.

(c)	Product Warranty

          The Group’s product warranty relates to the warranties to the Group’s customers on the hardware and software design component of the mobile handset for a period of one to three years commencing upon the mass production of the mobile handset. Accordingly, the Group’s product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on historical experience and other currently available evidence.

	Year Ended December 31,

	2002	2003	2004

Balance at beginning of period	$—	$—	$48
Current period provision	—	114	820
Utilized during the period	—	(66)	(360)

Balance at end of period	$—	$48	$508

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

18.	Major Customers

          The following table summarizes net revenues and accounts receivable for customers which accounted for 10% or more of the Group’s net revenues and accounts receivable:

	Net Revenues

	Year Ended December 31,

	2002	2003	2004

A	—%	32.5%	5.8%
B	—%	13.1%	10.2%
C	—%	42.6%	32.0%
D	—%	—%	8.8%

	—%	88.2%	56.8%

	Accounts Receivable

	December 31,

	2002	2003	2004

A	—%	37.8%	0.7%
B	—%	7.7%	9.2%
C	—%	52.8%	46.1%
D	—%	—%	13.3%

	—%	98.3%	69.3%

19.	Mainland China Contribution and Profit Appropriation

          Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were Nil, $8 and $493 for the period from July 26, 2002 to December 31, 2002, and the years ended December 31, 2003 and 2004, respectively.

          The Group is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the period from July 26, 2002 to December 31, 2002, and the years ended December 31, 2003 and 2004 amounted to Nil, $4, and $352, respectively. The local labor bureaus are responsible for the medical benefits and pension liability to be paid to these employees. The Group has no further commitments beyond its monthly contribution.

          Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiaries. These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Prior to the

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE PERIOD FROM JULY 26, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002
AND YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

conversion into wholly foreign-owned enterprises, TechFaith China and Centel, as domestic enterprises established in the PRC, were also subject to similar statutory reserve funds requirements. The Company has made appropriation to these statutory reserve funds of $Nil, $1,103 and $3,454 for the period from July 26, 2002 to December 31, 2002, and the years ended December 31, 2003 and 2004, respectively.

20.	Subsequent event

          On March 18, 2005, the Company’s shareholders approved a 50,000-for-1 share split. All share and per share data have been restated to give retroactive effect to this share split.

* * * * * * * *

         Through and including May 30, 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

8,726,957 American Depositary Shares

China Techfaith Wireless Communication

Technology Limited

Representing 130,904,355 Ordinary Shares

PROSPECTUS

Merrill Lynch & Co.

Merrill Lynch & Co.	Lehman Brothers

CIBC World Markets

May 5, 2005